

American
Medical Security Group™

2002 Annual Report



Focus

Growth

Integrity

Financial Highlights

	2002	2001
Operating Results: *(in millions)*		
Total Revenues	$789.5	$876.6
Income Before Cumulative Effect of a Change in Accounting Principle[(a)]	22.5	4.2
Per Share Data:		
Income Before Cumulative Effect of a Change in Accounting Principle Per Diluted Share[(a)]	$ 1.63	$ 0.29
Book Value Per Share	14.16	16.44
Book Value Per Share Excluding Goodwill	11.62	9.78
Financial Position: *(in millions)*		
Cash and Invested Assets	$314.1	$300.3
Total Assets	428.9	473.0
Notes Payable	33.9	40.1
Shareholders' Equity	182.8	229.4
Operating Statistics:		
Cash Flow from Operations *(in millions)*	$ 35.2	$ 17.6
Health Segment Combined Ratio	96.3%	100.3%
Health Membership *(in thousands)*	571.5	636.8

Note: *The financial data above should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

(a) *See the Company's Notes to Consolidated Financial Statements, Note 2, "New Accounting Standard."*



$7.85
$8.80
$9.78
$11.62
1999 2000 2001 2002

Book Value Per Share
Excluding Goodwill



105.0%
100.4%
98.3%
96.9%
96.7%
96.6%
96.2%
95.9%
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

Health Segment Combined Ratio

Certain statements in this report are forward-looking statements subject to inherent risks and uncertainties that may cause actual results to differ materially from those contemplated by such statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Cautionary Factors" in Form 10-K for a discussion of factors that may cause results to differ.

Corporate Profile

American Medical Security (AMS) is celebrating 15 years of providing health-benefit products for individuals and small businesses. We use preferred provider organizations (PPOs) that offer members open access to care. Our product portfolio is designed to provide members choices of coverage and cost control.

AMS markets products through professional, independent agents in 32 states and Washington, D.C. We distinguish ourselves through an efficient back-office operation and commitment to exceptional customer service 24 hours a day, 365 days a year.

Our products include:

- *MedOne health insurance for individuals.*
- *Health insurance and self-funded benefits for small businesses.*
- *Group dental products.*
- *Term-life insurance.*
- *Group short-term disability insurance.*


home office
regional sales offices
marketing states

Focus, Growth and Integrity will remain our watchwords and guide us through 2003.



Focus. Growth. Integrity.

To Our Shareholders:

With these three words as our foundation, American Medical Security delivered strong earnings growth in 2002 despite challenging market conditions. Our **focus** on product, pricing and operational efficiencies proved to be an effective formula in 2002—and the key behind our solid financial performance.

We must now turn our attention to **growth.** While we are very pleased with our earnings performance and the success we have had in building our margins, the entire company understands that we must now grow both membership and revenue.

Supporting this thrust is the AMS commitment to **integrity.** We recognize the crucial role trust plays in everything we do—from the professional service we provide agents and customers to our commitment to corporate governance. Each stakeholder expects and deserves the highest level of integrity from AMS—and that's precisely what we deliver.

Focus

AMS offers a comprehensive and balanced portfolio of health-benefit products that address the distinct needs of individuals and small businesses. We hold a unique and profitable niche in very attractive markets that are large—and growing larger. A strong focus on key business drivers allowed us to improve profitability significantly in 2002.

During 2002, the performance of our group products continued to improve, thanks in part to earlier efforts to adjust our pricing model to accommodate the effects of government regulations and health-care cost inflation.

We've completed the introduction of new group products in our primary group markets and have been pleased with the results. We've responded to the emergence of consumer-driven health care with our AMS Choices—Defined Contribution at Work program. This proprietary computer-based quoting program allows agents to instantly calculate both employer and employee contribution rates for multiple plan designs. In essence, the program enables agents to shift from a spreadsheet sales approach to one of a consultant, advising employers on better managing overall health-benefit expenditures.

During 2002, AMS consolidated the number of offerings for our MedOne plan options, allowing us to better serve this critical product line. This product, which provides health insurance to individuals, features attractive premiums and protection from catastrophic medical expenses in exchange for shifting more of the financial responsibility for routine health care to consumers.



Employers face rising health-benefit expenses driven by increased costs and utilization of health-care goods and services. AMS offers small businesses plan designs that help control expenses while providing practical plan options for their employees.



$3.6
$3.8
$4.1
$4.4
$4.9
$5.6
1997
1998
1999
2000
2001
2002

Average Annual Family Coverage
Costs Paid by American Employers
(Source: Mercer Human Resource Consulting)
(in thousands)

AMS intends to increase its share of the health-benefits market for individuals by leveraging its multiple distribution channels, including regional sales offices, national career marketing organizations, regional marketing centers and Internet partners.



Dental and term-life insurance also contributed positively to the bottom line. Although these products represent a small portion of our business, they provided solid margins and excellent cross-selling opportunities for our agents.

The 27,000 independent agents who sell AMS products deserve tremendous credit for contributing to the successes of 2002. These agents remain the lifeblood of our business. We continue to strengthen these relationships through value-added support programs, marketing resources, training opportunities, sales incentives, Internet tools and services that free up agents to do what they do best—sell.

We are pleased to report that for the year ended December 31, 2002, we posted income of $22.5 million, or $1.63 per diluted share, before a writedown of goodwill of $60.1 million (for the cumulative effect of a change in accounting principle related to SFAS No. 142).

We generated $35.2 million in cash flow from operations during 2002, up sharply from $17.6 million in 2001. We also improved our health segment combined ratio, which is the total health segment loss ratio plus the health expense ratio. This key ratio was 96.3 percent in 2002 compared with 100.3 percent in 2001.

Revenue declined to $789.5 million in 2002 due to lower total health membership. New member enrollment for group products rose on a year-over-year basis, while individual membership declined. We believe we now have the plans in place to increase individual membership and continue growing our group business.

Our solid performance in 2002 is attributed to our focus on product, dedication to controlling expenses and a relatively stable claim trend. Over the past two years, we have demonstrated the ability to deliver consistent quarterly earnings growth.

Now we're going to turn that same focus to growing the top line.

Growth

American Medical Security Group, Inc. is well positioned to take advantage of the shift to consumer-driven health care, a shift that is particularly strong in the small business and individual markets. Based on a range of sales and marketing strategies and a revitalized sales effort, we expect to see membership and revenue begin to increase in 2003. Our top priority is to grow health membership while delivering strong earnings.

We have established a number of product action plans that are tied to the confidence we have in our distribution model. AMS successfully markets products through independent agents in 32 states and Washington, D.C. Small group and individual health benefit policies are bought locally, and our entire sales-support system is designed to help agents succeed in their local markets.



Focus

Our focus on product, pricing and operational efficiencies proved to be an effective formula in 2002 — and the key behind our solid financial performance.

Growth

While we are very pleased with our earnings performance and the success we have had in building our margins, the entire company understands that we must now grow both membership and revenue.

AMS has made significant investments in this distribution system, and we expect to begin seeing the returns in 2003. We have realigned our company sales offices to maximize existing organizational strength, bringing in new leadership in sales and support areas.

We are also adding significantly to our district sales manager force. These individuals are responsible for creating and maintaining agent relationships, providing important agent support and relaying critical market information back to the home office. They are vital to the success of AMS.

We plan to build on the 2002 momentum in our AMS group products. The flexibility and affordability of these products resonated with small business owners who have been particularly hard hit by the impact of rising health-care costs.

Employers are choosing plan designs that offer cost controls while providing practical plan options to their employees. Under this model, the most powerful player in managing health-care costs is the consumer. Employees have the option to select plans with higher copayments and deductibles in exchange for lower premiums. These products compel them to make choices that control health-care expenses. As mentioned earlier, our Defined Contribution at Work program is designed to take advantage of this trend.

We did not experience the growth anticipated in our MedOne products during 2002. We are working diligently to get new sales back on track and remain confident we can significantly improve our performance in this individual-based market.

The strategy for accomplishing this involves leveraging multiple distribution channels for MedOne products. These include AMS regional sales offices, national career marketing organizations, regional marketing centers and Internet agency partners.

The biggest opportunity for membership growth lies within our sales offices. We have taken numerous steps to enhance enrollment and persistency and are pleased to see an enthusiastic response from the sales team over the new training, incentive and marketing programs.

We have also re-energized our relationships with key national career marketing organizations that represent AMS by selling our products on a private-label basis to individuals through a network of career agents.

In addition, we've established relationships with experienced regional marketers in eight targeted areas of the country. We expect to see these regional marketing centers add significant incremental sales in 2003. AMS anticipates adding more centers in 2003.



AMS has demonstrated the ability to deliver consistent quarterly earnings growth. We are confident the right plans are in place to build on that success and generate membership and revenue growth in 2003.



$0.10
$0.25
$0.30
(1)
$0.37
$0.38
$0.42
$0.45
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002

Earnings Per Diluted Share

(1) Before impairment charge of $4.34 per diluted share from adoption of SFAS No. 142.

Integrity

Each stakeholder expects and deserves the highest level of integrity from AMS—and that's precisely what we deliver.

We believe we have the right action plans in place to build a foundation for future membership and revenue growth while continuing to build earnings.

We are focused and ready to grow.

Integrity

I would like to close this letter with a few words on integrity, a subject that was on the minds of investors during 2002.

Integrity is a key part of our mission — and is at the heart of all our interactions with investors, agents, consumers and employees. We strive to implement best practices in every facet of our business.

This attitude permeates our entire organization. I often say that AMS has the best back office in the entire industry — and that Green Bay, Wisconsin, is the best place to run a business like ours. That's because our community values the same things we value as an organization: honesty, loyalty and integrity.

These values are inherent in our employees, making it easy to foster a corporate culture of integrity. It's something I take pride in as CEO — and something our employees take pride in as part of our organization.

The AMS board of directors is comprised entirely of independent directors — with the exception of me. Our audit, compensation, and corporate governance and nominating committees are also comprised entirely of independent directors. This level of independence is critical from an advisory standpoint to ensure we receive the highest quality advice and counsel. In 2002, AMS established a corporate governance committee whose job it is to regularly review our governing practices and procedures.

Our accounting practices are conservative. Our financial reports have always been — and will continue to be — transparent.

We look forward to building on the strong foundation we have established. Focus, growth and integrity will remain our watchwords and guide us through 2003.

Thank you for your continued support.

Best regards,



Samuel V. Miller
Chairman of the Board, President
and Chief Executive Officer



Focus

Growth

Integrity

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________

Commission file number 1-13154

AMERICAN MEDICAL SECURITY GROUP, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1431799
(State of incorporation)	(I.R.S. Employer Identification No.)
3100 AMS Boulevard	
Green Bay, Wisconsin	**54313**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (920) 661-1111
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	New York Stock Exchange
Preferred Share Purchase Rights (associated with the Common Stock)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Registration S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☒ No ☐

The aggregate market value of the shares of outstanding Common Stock held by non-affiliates of the registrant was approximately $259,000,000 as of June 28, 2002, assuming solely for purposes of this calculation that all directors and executive officers of the Registrant are "affiliates." This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 28, 2003, there were outstanding 12,913,398 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of American Medical Security Group, Inc. Proxy Statement for its
Annual Meeting of Shareholders to be held on May 21, 2003 (Part III)

AMERICAN MEDICAL SECURITY GROUP, INC.
INDEX TO
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2002

Page

PART I

Item 1. Business

FORWARD-LOOKING STATEMENTS

This document includes "forward-looking" statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. When used, the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible," "potential," "project," "will" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to inherent risks, uncertainties and assumptions that may cause actual results or events to differ materially from those that are described. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ are described in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cautionary Factors." The Company does not undertake any obligation to update or revise such statements as a result of new information, future events or otherwise.

GENERAL

American Medical Security Group, Inc. is a provider of individual and small employer group insurance products. As used herein, "the Company" refers to American Medical Security Group, Inc. and its subsidiaries. The Company's principal product offering is health insurance for individuals and small employer groups. The Company also offers life, dental, prescription drug, disability and accidental death insurance, and provides self-funded benefit administration. See the Company's Notes to Consolidated Financial Statements, Note 12, "Segments of the Business" for information concerning the Company's two reportable segments: health insurance products (which accounted for approximately 97% of the Company's revenue for the years ended December 31, 2002 and 2001) and life insurance products.

The Company's products are sold through independent licensed agents in 32 states and the District of Columbia. The Company specializes in providing health and other insurance products designed to maximize choice and control costs. The Company principally markets health benefit products that provide discounts to insureds that utilize preferred provider organizations ("PPOs"). PPO plans differ from health maintenance organization ("HMO") plans in that they typically provide a wider choice of health professionals, fewer benefit restrictions and increased access to specialists at a somewhat higher premium cost.

American Medical Security Group, Inc. is a Wisconsin corporation organized in 1983. The Company's principal executive offices are located at 3100 AMS Boulevard, Green Bay, Wisconsin 54313 and its telephone number at that address is (920) 661-1111.

In September 1998, when the name of the Company was United Wisconsin Services, Inc., the Company spun off its managed care companies and specialty products business to the Company's shareholders. The Company transferred all of its subsidiaries comprising the managed care and specialty products business to a newly created subsidiary named Newco/UWS, Inc., a Wisconsin corporation, and distributed 100% of the issued and outstanding shares of common stock of Newco/UWS, Inc. to the Company's shareholders. In connection with the spin-off, the Company adopted its current name of American Medical Security Group, Inc., and Newco/UWS, Inc. changed its name to United Wisconsin Services, Inc., which has since changed its name to Cobalt Corporation.

Available Information

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's website at http://www.eams.com as soon as reasonably practicable after the Company electronically files such reports with the Securities and Exchange Commission.

PRODUCTS

The Company provides tailored products to meet the varied health insurance needs of its primary markets, including small employer groups, individuals and their families. Features commonly found in the Company's products include:

- Choice of co-payment, deductible and coinsurance levels
- Choice of PPO networks
- Availability of comprehensive prescription drug coverage
- Wellness and routine care coverage
- Nurse Healthline, Inc., the Company's 24 hour-a-day health information line

Small Employer Group

Small employer group medical insurance products are targeted to employer groups with 2 to 50 employees. The Company's average in-force group size was approximately six employees as of December 31, 2002. Distributed through a network of independent agents, small employer group products are customized for businesses to offer their employees multiple health plan options in a single package. For example, this strategy allows an employer with four employees to offer four different and distinct health plans, one for each employee. Although the premium cost of the plans may vary, the ability to offer different plans to individual employees is without any additional cost to the employer. In 2002, the Company continued the introduction of small employer group products that were redesigned to provide for more patient responsibility for routine health care.

MedOne^{SM}

MedOne^{SM} medical insurance products are marketed to individuals and their families. These products are designed to meet the various health insurance needs and budgets of consumers. Sold through independent agents, MedOne^{SM} insurance products are designed for cost-conscious consumers and feature more attractive premium rates, protection from catastrophic medical costs and increased patient responsibility for routine health expenses. Individuals may select various deductible and co-payment features to fit their needs and budgets. In addition, the Company offers custom, private label products for individuals and families that are sold through arrangements with select general agents. In 2002, the Company consolidated the number of offerings for its MedOne^{SM} plan options.

Dental

The Company's dental products offer members a choice in benefit plans, with access to any dental provider in most markets, and coverage for a complete range of dental services from preventative maintenance to major dental expenses. The Company's dental products can be purchased through employer-sponsored plans or on a voluntary basis with no employer contribution requirements. Dental coverage can be purchased with the Company's group medical insurance or on a stand-alone basis. Approximately 70% of the Company's dental members have stand-alone plans.

Other

The Company also sells fully insured products to employers having in excess of 50 employees. These products have the same features as the Company's products sold to small employer groups. In addition, the Company offers self-funded benefit administration services for employers that want to assume a portion of the financial risk for their own health plans. In conjunction with the Company's benefit administration services, the Company offers excess loss reinsurance to cover catastrophic losses of the self-funded plan. Additionally, the Company offers COBRA administration services to groups subject to regulations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

The Company augments its core business with a select line of products and services. Ancillary benefits available with the Company's plans include term life, short-term medical, short-term disability, accidental death and dependent life insurance. Voluntary term life insurance products may be elected by employees with no employer contribution requirements.

The Company provides members with toll-free, personal customer service 24 hours a day, seven days a week. In addition, through the Company's wholly owned subsidiary, Nurse Healthline, Inc., members have access to a toll-free 24 hour-a-day health information line staffed by registered nurses.

SALES AND MARKETING

The Company currently markets its products in 32 states and the District of Columbia. At December 31, 2002, the Company's leading states with respect to medical membership were Florida, Illinois, Texas and Michigan, each individually representing approximately 10% of the Company's total medical membership.

Product sales are conducted through approximately 27,000 licensed independent agents, an 8% increase in the number of agents from the prior year. During 2002, the Company continued to increase the number of agents selling its products to support the Company's initiative to grow MedOne[SM] sales. Agents are paid commissions on premiums generated from new and renewal sales. The Company offers an attractive incentive and service package to agents, establishing itself as an agent-friendly company.

During 2002, the Company expanded and realigned its sales organization and brought in new leadership in sales and support areas. The Company operates 17 regional sales offices located throughout the United States to coordinate the Company's sales and marketing efforts for all of its products. The sales offices are staffed by approximately 75 sales managers who manage the Company's relationship with the independent agents. Sales office staff also provide product training to agents and support local agent needs.

In late 2002, the Company enhanced its marketing approach for its small employer group products with the introduction of a computer-based quoting tool that allows agents to rapidly calculate both employer and employee contribution rates for multiple plan designs.

The Company also utilizes select general agents to sell custom, private label products for individuals and their families. These independent agents produce business through lead generation and independent sub-agents located throughout the Company's sales territory. In 2002, the Company began contracting with regional marketing centers to focus on sales of the Company's MedOne[SM] products. Regional marketing centers are independent agencies employing broad-based, mass marketing techniques to sell health insurance to individuals and families. The Company currently has contracts with seven regional marketing centers. The Company also markets, on a limited basis, a MedOne[SM] medical insurance product for individuals and their families over the Internet through several online insurance agencies.

COMPETITION

The market for the Company's insurance products is highly competitive. The major competition for the Company's products comes from national and regional firms. Many of the Company's competitors have larger membership in regional markets or greater financial resources. The small employer group and individual health insurance business is typically agency-controlled, highly price sensitive and put out for bid more frequently than larger group business. In addition, because most of the Company's products are marketed primarily through independent agencies, most of which represent more than one company, the Company experiences competition within each agency. The Company and other insurers in the small group health insurance market compete primarily on the basis of price, benefit plan design, strength of provider networks, quality of customer service, reputation and quality of agency relations.

PROVIDERS

The Company has arrangements with approximately 70 commercial preferred provider networks for its fully insured and self-funded product offerings. The networks recruit and maintain providers representing a wide variety of specialty areas. Other than the commercial PPO network operated by the Company's wholly owned subsidiary, Accountable Health Plans of America, Inc., the Company generally does not contract directly with providers.

Accountable Health Plans of America, Inc., operates a commercial PPO network that contracts with providers primarily in Texas, Florida, Iowa, Nebraska, Wisconsin, Arizona, North Dakota and South Dakota. Approximately 17% of the Company's medical members utilized this network in 2002. The Company leases this PPO network to other insurers, third party administrators and employers that self insure their benefit plans for a monthly per member fee. Approximately 73% of Accountable Health Plan's membership is derived from these other sources.

The Company contracts with an outside pharmacy benefit manager to provide prescription drug benefits to its members. The Company entered into a five-year pharmacy benefit management agreement that became effective January 1, 2003. This arrangement allows members to access their prescription benefits at thousands of retail outlets nationwide or through a mail-order service. The new pharmacy benefit manager focuses on disease management efforts for certain conditions through patient education.

MEDICAL MANAGEMENT SERVICES

The Company's care management model is a single streamlined process merging utilization review, pre-certification, concurrent review and retrospective review with discharge planning and case management. Under this model certain patients are assigned a care manager to assist the insured during the entire episode of care. This integrated model is designed to support physician-directed treatment plans, improve cost savings, promote quality of care for the Company's members and enhance member and provider satisfaction. The Company continues to apply the more traditional approach to reviewing certain select hospital admission and medical services; however, for other complex and costly conditions, it applies this proactive care management approach. The Company's care management team provides coordination of care to patients with chronic, complex medical conditions. Designated clinical staff manage transplant-related care situations. Licensed physicians and nurse professionals provide clinical direction for the Company's medical management services. The Company's utilization review activities meet national standards and are accredited by URAC, also know as American Accreditation HealthCare Commission, an organization that establishes standards for the health care industry.

The Company also offers a demand management telephone service through its wholly owned subsidiary, Nurse Healthline, Inc. Members can access Nurse Healthline registered nurses 24 hours a day, 365 days a year. By using a computerized algorithm-based system, Nurse Healthline is able to provide information to members to assist them in gauging the relative severity of a problem and accessing appropriate health care. Nurse Healthline also offers a maternal wellness program designed to encourage expectant mothers to receive appropriate prenatal care, to provide them with educational materials and, if appropriate, to refer them to the Company's care management staff. In 2002, Nurse Healthline implemented a Heart Healthy Program that targets members with heart conditions or who have had cardiac procedures.

The Company's subrogation department is responsible for investigating potential liability for injury claims to determine if other insurance coverage is available or considered primary. Claims are identified primarily through the use of a diagnosis code table built into the adjudication system, and are investigated via the telephone to expedite the process. The majority of savings achieved are due to the identification of motor vehicle accidents, as well as work-related injuries and illnesses.

The Company's special investigation team proactively searches for fraud and abuse on questionable claims submitted by providers and insureds. The Company is a corporate member of the National Healthcare Anti-Fraud Association. When appropriate, information is shared with the federal and state regulatory and law enforcement agencies. In addition, the Company pursues recoveries post-adjudication when fraud or misrepresentation has been established.

OPERATIONS AND INFORMATION TECHNOLOGY

The Company's core operational and administrative functions are currently supported by a single, custom-built, fully integrated management information system. The Company's current information system supports all operational functions including: underwriting, billing, enrollment, claims processing, customer service, agent licensing and compensation, utilization management, network analysis and sales reporting. The Company uses extensive personal computer-based network and software applications that are integrated with the Company's platform system. The Company has integrated software into its system with specific functionality for case management and for the repricing of claims in accordance with PPO contracts providing for further cost savings.

The Company continuously explores ways to upgrade and enhance its technology and software applications to meet business needs. In an effort to continue supporting business growth, operational efficiencies, service improvements and future administrative cost savings, beginning in 2003 the Company will invest in an enterprise-wide information technology modernization project. The project involves the purchase of software applications and the utilization of internal and external technology and consulting resources to support most of the Company's major business processes. The design, development and implementation is scheduled to occur over the next few years.

The Company's customer service center is open 24 hours a day. The Company also offers a customer self-service center where members can use the Internet to check the status of claims, order identification cards, update addresses and locate medical providers. The Company also provides an Internet website for its independent sales agents. The website allows agents to check enrollment, view new business status, review all active and pending business, and access product materials, provider information and administrative forms.

REINSURANCE

The Company has entered into a variety of reinsurance arrangements under which it cedes business to other insurance companies to mitigate large claim risk and assumes risk from other insurance carriers in connection with certain acquisitions and other business. The Company transfers, through excess loss arrangements, certain of the Company's risks on its small employer group and MedOne℠ health and life insurance business. This reinsurance allows for greater diversification of risk to control exposure to potential losses arising from large claims. In addition, it permits the Company to enhance its premium and asset growth while maintaining favorable risk-based capital ratios. All excess loss reinsurers with which the Company contracts are currently rated A- (Excellent) or better by A.M. Best Company. See the Company's Notes to Consolidated Financial Statements, Note 1, "Organization and Significant Accounting Policies - Reinsurance" for a summary of reinsurance assumed and ceded.

INVESTMENTS

The Company attempts to minimize its business risk through conservative investment policies. Investment guidelines set quality, concentration and return parameters. Individual fixed income issues must carry an investment grade rating at the time of purchase, with an ongoing average portfolio rating of "A-" or better, based on ratings of Standard & Poor's Corporation or another nationally recognized securities rating organization. Investment grade debt securities made up over 97% of the Company's total investment portfolio at December 31, 2002. Below investment grade debt securities in the Company's investment portfolio were investment grade when purchased and subsequently downgraded. The Company invests in securities authorized by applicable state laws and regulations and follows investment policies designed to maximize yield, preserve principal, provide liquidity and add value relative to a market index. The Company's portfolio contains no investments in mortgage loans, nonpublicly traded securities, real estate held for investment or financial derivatives.

With the exception of short-term investments and securities on deposit with various state regulators, investment responsibilities have been delegated to external investment managers. Such investment responsibilities, however, must be carried out within the investment parameters established by the Company, which are amended from time to time. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Exposure" and the Company's Notes to Consolidated Financial Statements, Note 4, "Investments," for additional information on the Company's investments.

REGULATION

Government regulation of employee benefit plans, including health care coverage and health plans, is a changing area of law that varies from jurisdiction to jurisdiction and generally gives responsible state and federal administrative agencies broad discretion with respect to the regulation of health plans, health insurers and related entities. The Company strives to maintain compliance in all material respects with all federal and state regulations applicable to its current operations. To maintain such compliance, it may be necessary for the Company to make changes from time to time in the Company's services, products, structure or operations. Additional governmental regulation or future interpretation of existing regulations could increase the cost of the Company's compliance or otherwise affect the Company's operations, products, profitability or business prospects.

The Company is unable to predict what additional government regulations affecting its business may be enacted in the future or how existing or future regulations might be interpreted. Most jurisdictions have enacted small employer group insurance and rating reforms that generally limit the ability of insurers and health plans to use risk selection as a method of controlling costs for the small employer group business. These laws sometimes limit or eliminate use of pre-existing condition exclusions, use of health status and rating and use of industry codes and rating, and limit the amount of rate increases from year to year. Under these laws, cost control through provider contracting and managing care may become more important, and the Company believes its experience in these areas will allow it to compete effectively. The Company regularly monitors state and federal legislative and regulatory activity as it affects the Company's business.

Federal Insurance Regulation

In recent years, federal legislation significantly expanded federal regulation of small group health plans and health care coverage. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), places restrictions on the use of pre-existing conditions and eligibility restrictions based upon health status, and prohibits cancellation of coverage due to claims experience or health status. HIPAA also prohibits insurance companies from declining coverage to small employers. Additional federal laws that took effect in 1998 include prohibitions against separate, lower dollar maximums for mental health benefits and requirements relating to minimum coverage for maternity inpatient hospitalization. Many requirements of the federal legislation are similar to small group reforms that have been in place for many years.

HIPAA also established new requirements regarding the confidentiality and security of patient health information and standard formats for the electronic transmission of health care data, including code sets. Final privacy rules adopted in 2001 require changes in the way health information is handled. The privacy regulations require most covered entities to be in compliance by April 2003. Final regulations regarding the standard formats for the transmission of health care information have also been released and require compliance by October 2003. The Company has implemented new procedures to comply with the privacy regulations and continues to take action to comply with the standardization regulations. The regulations will have the effect of increasing the Company's expenses. In recent years, the Company also has implemented procedures to comply with the privacy standards for personal information required by the Gramm-Leach-Bliley Act.

In 2002, the Company implemented procedures to comply with U. S. Department of Labor regulations that revise claims procedures for employee benefit plans governed by ERISA. The regulations became effective for claims filed on or after July 1, 2002 and govern the time frame for making benefit decisions for claims and appeals and for notification of claimants' rights under the regulations.

Congress has proposed numerous other health care reform measures in recent years. Congress continues to consider legislation such as a "Patients' Bill of Rights," which may mandate coverage of additional benefits, give patients the right to sue their health care company, require payment of claims within a certain number of days (regardless of whether it is a valid claim) and call for additional privacy requirements. Additionally, Congress proposed legislation in 2002 that would allow small employers to form association health plans that would be exempt from state insurance regulations. These legislative initiatives could affect various aspects of the Company's business. The Company is unable to predict when or whether such legislation or any additional federal proposals will be enacted or the effect of such developments on the Company's operations and financial condition.

State Insurance Regulation

The Company's insurance subsidiaries are subject to extensive regulation by various insurance regulatory bodies in each state in which the respective entities are licensed. This extensive supervisory power over insurance companies is designed to protect policyholders, rather than investors, and relates to:

- the licensing of insurance companies;
- the approval of forms and insurance policies used, and, in some cases, the rates charged in connection with those forms;
- the nature of, and limitation on, an insurance company's investments;
- policy administration and claim paying procedures;
- periodic examination of the operations of insurance companies;
- the form and content of annual financial statements and other reports required to be filed on the financial condition of insurance companies;
- capital adequacy; and
- transactions with affiliates and changes in control.

The Company's insurance subsidiaries are required to file periodic statutory financial statements in each jurisdiction in which they are licensed. On an ongoing basis, states consider various health care reform measures relating to network management, mandated benefits, underwriting, appeals and administrative procedures and other matters.

The National Association of Insurance Commissioners has adopted risk-based capital requirements for life and health insurers to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks associated with asset quality, mortality and morbidity, asset and liability matching and other business factors. The risk-based capital formula is used by state insurance regulators as an early warning tool to identify insurance companies that potentially are inadequately capitalized. At December 31, 2002, the Company's insurance subsidiaries had risk-based capital ratios substantially above the levels that would require action by the Company or a regulator.

Dividends paid by the Company's insurance subsidiaries to the Company are limited by state insurance regulations. For additional information on dividend restrictions, see the Company's Notes to Consolidated Financial Statements, Note 9, "Shareholders' Equity—Restrictions on Dividends From Subsidiaries."

Insurance Holding Company Systems

The Company is an insurance holding company system under applicable state laws. As such, the Company and its insurance subsidiaries are subject to regulation under state insurance holding company laws and regulations in the states in which the insurance subsidiaries are domiciled. The insurance holding company laws and regulations generally require annual registration with the state departments of insurance and the filing of reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. Various notice and reporting requirements often apply to transactions between an insurer and its affiliated companies, depending on the size and nature of the transactions. Certain state insurance holding company laws and regulations also require prior regulatory approval or notice of certain material intercompany transactions. Direct or indirect acquisition of control of an insurance company requires the prior approval of state regulators in the insurer's state of domicile and sometimes other jurisdictions as well. Acquisition of a controlling interest of the Company's common stock would constitute an acquisition of a controlling interest in each of the Company's insurance subsidiaries. Under applicable state law, control is generally presumed to exist in any person who beneficially owns or controls greater than 10% of a company's shares.

Other State Regulations

Certain of the Company's subsidiaries are licensed as third party administrators. Regulations governing third party administrators, although differing greatly from state to state, generally contain requirements for administrative procedures, periodic reporting obligations and minimum financial requirements. Certain of the operations of the

Company's subsidiaries are also subject to laws and/or regulations governing PPO, managed care and utilization review activities. PPO and managed care regulations generally contain requirements pertaining to grievance procedures, provider networks, provider contracting and reporting requirements that vary from state to state. Utilization review regulations generally require compliance with specific standards for the performance of utilization review services including confidentiality, staffing, appeals and reporting requirements. In some cases, the regulated PPO, managed care and utilization review activities are delegated by subsidiaries to a third party.

ERISA

The provision of goods and services to or through certain types of employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, as amended, which is commonly referred to as ERISA. ERISA is a complex set of laws and regulations that is subject to periodic interpretation by the United States Department of Labor and the Internal Revenue Service. ERISA governs how the Company's business units may do business with employers whose employee benefit plans are covered by ERISA, particularly employers who self fund benefit plans. There have been legislative attempts to limit ERISA's preemptive effect on state laws. If such limitations were to be enacted, they might increase the Company's liability exposure under state law-based suits relating to employee health benefits offered by the Company's health insurance plans and could permit greater state regulation of other aspects of those businesses' operations.

EMPLOYEES

As of December 31, 2002, the Company had 1,601 employees, 1,396 of which are located at its home office facility in Green Bay, Wisconsin. None of its employees is represented by a union.

TRADEMARKS

The Company has filed for and maintains various service marks, trademarks and trade names at the federal level and in various states. Although the Company considers its registered service marks, trademarks and trade names important, the business of the Company is not dependent on any individual service mark, trademark or trade name.

Item 2. Properties

The Company's headquarters are located in Green Bay, Wisconsin, in a 400,000 square foot office building owned by the Company and used by both of its business segments. The property is pledged as collateral to the Company's commercial lender pursuant to a mortgage that continues until January 1, 2004. The Company also leases property at approximately 30 locations throughout the United States primarily for its field sales and provider network offices.

Item 3. Legal Proceedings

In February 2000, a class action lawsuit was filed against two of the Company's wholly owned subsidiaries, American Medical Security, Inc. ("AMS") and United Wisconsin Life Insurance Company ("UWLIC"), in the Circuit Court for Palm Beach County, Florida, by Evelyn Addison and others alleging that the Company failed to follow Florida law when it discontinued writing certain health insurance policies and offering new policies in 1998. Plaintiffs claim that the Company wrongfully terminated coverage, improperly notified insureds of conversion rights and charged improper premiums for new coverage. Plaintiffs also allege that UWLIC's renewal rating methodology violated Florida law. In a final judgment entered April 24, 2002, the Circuit Court Judge in the class action lawsuit found, among other things, that the policy issued by the Company outside Florida was not exempt from any Florida rating laws and ordered that the question of damages be tried before a jury. On September 9, 2002, the Circuit Court Judge declared a mistrial in the damages portion of the lawsuit on the grounds that the trial could not be completed within the time constraints of the Court. On September 27, 2002, the Circuit Court Judge recused himself from the case. A new judge has been assigned to the case but a trial date for the damages portion of the lawsuit has not been rescheduled.

In a separate administrative proceeding involving substantially similar issues, the Florida Department of Insurance issued an administrative complaint against UWLIC in May 2001 challenging UWLIC's rating and other practices in Florida relating to UWLIC's MedOne^{SM} products for individuals and their families. MedOne^{SM} products sold by UWLIC in Florida are written pursuant to a group master policy issued to an association domiciled in another state. In a recommended order entered April 25, 2002, the Administrative Law Judge held that the evidence presented by the Florida Department of Insurance did not support a conclusion that UWLIC had violated any provisions of Florida law. The Administrative Law Judge recommended that all counts of the Department's administrative complaint be dismissed. On July 24, 2002, the Florida Department of Insurance issued a final order affirming the recommendations from the Administrative Law Judge with respect to six of eight counts. Among other things, the final order affirmed that the policy issued to the association was exempt from most Florida rating requirements. However, the Department reversed the Administrative Law Judge's finding that the Company did not violate state law applicable to policies issued out of state, and ordered the suspension of UWLIC's license to sell new business in Florida for one year. The Department's order specifically permits UWLIC to continue to renew its existing business in Florida. On July 29, 2002, the First District Court of Appeals for the State of Florida stayed the order of the Florida Department of Insurance. The stay is effective until the Court of Appeals rules on the Company's request to overturn the order. Oral arguments were held before the appellate court on February 12, 2003. The Company is awaiting a ruling. The Company anticipates a reversal of the final order on appeal. The Company has voluntarily implemented a block rating system for all of its MedOne^{SM} products due to adverse publicity and misperceptions about the Company's rating practices.

The Company's subsidiaries, AMS and UWLIC, are defendants in a number of lawsuits in various states, primarily Alabama, alleging misrepresentation of the rating methodology used by the Company with respect to certain MedOne^{SM} products purchased by the plaintiffs. These lawsuits commonly seek unspecified damages for misrepresentation and emotional distress in addition to punitive damages. Some of these cases involve multiple plaintiffs. The cases are in various stages of litigation. One or more of the cases could come to trial as early as the second quarter of 2003. The Company believes that these lawsuits are unfounded because the Company properly disclosed the nature of the products sold. The Company also believes the subject matter of the lawsuits falls under the primary jurisdiction of state insurance departments. The Company is vigorously defending itself in these actions.

The Company is involved in various other legal and regulatory actions occurring in the normal course of business. Based on current information, including consultation with outside counsel, management believes any ultimate liability that may arise from the above-mentioned and all other legal and regulatory actions would not materially affect the Company's consolidated financial position or results of operations. However, management's evaluation of the likely impact of these actions could change in the future and an unfavorable outcome could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow of a future period.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company, who are elected for one year terms, are as follows:

Name	Age	Title
Samuel V. Miller	57	Chairman of the Board, President and Chief Executive Officer
James C. Modaff	45	Executive Vice President and Chief Actuary
Thomas G. Zielinski	55	Executive Vice President, Operations
Timothy J. Moore	51	Senior Vice President of Corporate Affairs, General Counsel and Secretary
Timothy F. O'Keefe	48	Senior Vice President and Chief Marketing Officer
Clifford A. Bowers	51	Vice President, Corporate Communications
James E. Prochnow	38	Vice President, Corporate Controller and Interim Treasurer
John R. Wirch	49	Vice President, Human Resources

Samuel V. Miller has been Chairman of the Board, President and Chief Executive Officer of the Company since September 1998. Prior to that time, he was an Executive Vice President of the Company since December 1995. During 1994 and 1995, Mr. Miller was a member of the executive staff planning group with the Travelers Group, serving as Chairman and Group Chief Executive of National Benefit Insurance Company and Primerica Financial Services Ltd. of Canada. Prior to 1994, Mr. Miller spent 10 years as President and Chief Executive Officer of American Express Life Assurance Company.

James C. Modaff has been Executive Vice President and Chief Actuary of the Company since August 1999. Prior to joining the Company, he was a principal of Milliman & Robertson, Inc. (a national actuarial and consulting firm) for the majority of his 14-year career with the firm.

Thomas G. Zielinski has been Executive Vice President of Operations of the Company since August 1999. Prior to joining the Company, he was a Vice President of Humana, Inc. (a health services company) where he served as Executive Director of the Wisconsin Service Center of Humana, Inc. and in various other capacities, including Vice President, with a predecessor company of Humana, Inc. since 1981.

Timothy J. Moore has been Senior Vice President of Corporate Affairs, General Counsel and Secretary of the Company since September 1998. He also served in that capacity with American Medical Security Holdings, Inc. since March 1997. Prior to that time, Mr. Moore was a partner with the national law firm of Katten Muchin & Zavis, practicing at the firm from 1987 to 1997.

Timothy F. O'Keefe has been Senior Vice President and Chief Marketing Officer of the Company since January 2002. Prior to joining the Company, he was President of the Major Medical Division of Conseco, Inc.'s insurance operations, having served in other senior management positions from 1997 until he became President in 1998. From 1991 to 1997 he held various positions, including Chief Marketing Officer, with various subsidiaries of Pioneer Financial Services.

Clifford A. Bowers has been Vice President of Corporate Communications of the Company since September 1998. He also served in that capacity with American Medical Security Holdings, Inc. since October 1997. From 1988 to 1997, Mr. Bowers was Director of Communications with Fort Howard Corporation (a paper manufacturer). Prior to that time, Mr. Bowers held management positions with Tenneco, Manville and Brunswick corporations.

James E. Prochnow has been a Vice President of the Company since August 1999 and Corporate Controller since June 1997. In December 2002, he began serving as the Company's principal financial officer and became Interim Treasurer. From 1988 to 1997, Mr. Prochnow was an auditor with the firm of Ernst & Young LLP.

John R. Wirch has been Vice President of Human Resources of the Company since September 1998. He also served in that capacity with American Medical Security Holdings, Inc. since February 1996. Prior to that time, Mr. Wirch was Vice President of Human Resources for Little Rapids Corporation (a manufacturer of specialty papers) from 1993 to 1996, having served as Director of Human Resources of Little Rapids Corporation from 1980 to 1993.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The common stock of the Company is traded on the New York Stock Exchange ("NYSE") under the symbol "AMZ". The following table sets forth the per share high and low sales prices for the common stock as reported on the NYSE.

	2002		2001	
	Share Price		Share Price	
	High	Low	High	Low
Quarter Ended:				
March 31	$ 18.15	$ 11.00	$ 7.00	$ 4.75
June 30	24.09	15.45	6.96	5.00
September 30	23.98	11.41	6.85	4.80
December 31	14.85	10.80	12.45	5.60

The Company did not pay any cash dividends during the periods indicated above and is prohibited from declaring or paying any future cash dividends by debt covenant restrictions on the Company's line of credit agreement. In addition, dividends paid by the Company's insurance subsidiaries to the parent Company are limited by state insurance regulations. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a detailed discussion of insurance subsidiary dividend limitations.

As of February 28, 2003, there were 201 shareholders of record of common stock. Based on information obtained from the Company's transfer agent and from participants in security position listings and otherwise, the Company has reason to believe there are approximately 2,600 beneficial owners of shares of common stock.

Item 6. Selected Financial Data

The following selected financial data as of and for the years ended December 31, 1998 through 2002 has been derived from the Company's consolidated financial statements. The following data should be read in conjunction with the Company's consolidated financial statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of and for the years ended December 31,				
(Thousands, except per share data)	2002(a)	2001	2000	1999	1998(b)
STATEMENT OF OPERATIONS DATA:					
REVENUES					
Insurance premiums	$754,460	$838,672	$951,071	$1,056,107	$914,017
Total revenues	789,529	876,621	989,865	1,097,380	960,869
EXPENSES					
Medical and other benefits	507,205	601,942	724,613	860,473	691,767
Total expenses	752,367	866,189	983,749	1,136,369	965,765
Income (loss) from continuing operations, before income taxes	37,162	10,432	6,116	(38,989)	(4,896)
Income tax expense (benefit)	14,676	6,257	3,447	(13,043)	(1,868)
Income (loss) from continuing operations	22,486	4,175	2,669	(25,946)	(3,028)
Income from discontinued operations, less applicable income taxes	-	-	-	-	10,003
Cumulative effect of a change in accounting principle	(60,098)	-	-	-	-
Net income (loss)	$(37,612)	$ 4,175	$ 2,669	$(25,946)	$ 6,975
PER SHARE DATA:					
Income (loss) from continuing operations per share:					
Basic	$ 1.72	$ 0.30	$ 0.18	$ (1.58)	$ (0.18)
Diluted	$ 1.63	$ 0.29	$ 0.18	$ (1.58)	$ (0.18)
Weighted average common shares outstanding:					
Basic	13,047	14,049	14,899	16,470	16,559
Diluted	13,835	14,228	15,049	16,470	16,559
Cash dividends per common share	$ -	$ -	$ -	$ -	$ 0.36
OTHER DATA:					
Cash and investments	$314,056	$300,253	$284,982	$293,539	$309,562
Total assets	428,940	473,015	471,923	503,094	498,722
Notes payable	33,858	40,058	41,258	42,523	55,064
Total shareholders' equity	182,750	229,400	221,177	220,280	266,451
Cash flow from operating activities	35,175	17,590	(3,159)	26,428	(3,709)

(a) During 2002, the Company changed its method of accounting for goodwill and other intangible assets. See the Company's Notes to Consolidated Financial Statements, Note 2, "New Accounting Standard" for a comprehensive discussion of the impact of the new accounting standard.

(b) Discontinued operations include the operations of Newco/UWS through September 25, 1998, the spin-off distribution date. Continuing operations includes interest on debt assumed by Newco/UWS through September 11, 1998, the spin-off effective date.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

American Medical Security Group, Inc., together with its subsidiary companies (the "Company"), is a provider of individual and small employer group insurance products. The Company's principal product offerings are health insurance for small employer groups and health insurance marketed to individuals and their families ("MedOne^{SM}"). The Company also offers dental, life, prescription drug, disability and accidental death insurance, and provides self-funded benefit administration. The Company's products are marketed in 32 states and the District of Columbia through independent agents. The Company has approximately 75 sales managers located in sales offices throughout the United States to support the independent agents. The Company's products generally provide discounts to insureds that utilize preferred provider organizations. The Company owns a preferred provider network and also contracts with other networks to ensure cost-effective health care choices to its customers.

SUMMARY OF 2002 RESULTS

The Company reported significant earnings improvement during 2002. Income for 2002, before the cumulative effect of a change in accounting principle, was $22.5 million or $1.63 per diluted share. That compares to 2001 net income of $4.2 million or $0.29 per diluted share. The results for 2001 include an after-tax charge of $5.8 million or $0.41 per share resulting from an adverse ruling in a lawsuit brought against the Company by Skilstaf, Inc. Effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangibles. This change in accounting principle resulted in the elimination of goodwill amortization, which increased 2002 earnings per diluted share by $0.19, as compared to 2001. In addition, effective January 1, 2002, the Company recognized a non-cash goodwill impairment charge of $60.1 million, which was reported as the cumulative effect of a change in accounting principle. See the Company's Notes to Consolidated Financial Statements, Note 2, "New Accounting Standard" for a comprehensive discussion of the impact of the new accounting standard.

The improvement in profitability from the prior year, excluding the items noted above, resulted principally from a lower health loss ratio as premiums per member continued to rise faster than claims per member. The improvement in the loss ratio is primarily attributed to management's strategic actions including increased premium rates on new and renewal business, focused marketing efforts for small employer group products in markets with the best prospects for profitability and future growth, and redesigned products to meet the changing needs of today's insurance consumers. The Company's health loss ratio and its resulting quarterly earnings have improved sequentially for the past two years.

The Company continues to operate in an environment of rapidly rising health care costs. Significant advances in medical technology and drug treatments over the last few years have led to higher quality of care resulting in increased utilization of care at higher prices. The Company's claims cost trend, a measure of health care inflation, increased approximately 16% during 2002, well in excess of the consumer price index. In an effort to address high claims cost trends, the Company implemented significant premium rate increases and redesigned its product offerings to provide for more patient responsibility for routine health care.

The Company experienced declining revenues and membership over the past several years. This is due to several factors, including the Company's exit from unprofitable markets and discontinuance of unprofitable products, the difficulty individuals and small employer groups face in affording increasing health insurance premiums and the effect of a declining economy with many employer groups being forced to layoff or downsize their workforce. Also, during 2002, the Company experienced negative national publicity surrounding the Company's MedOne^{SM} rating practices and related legal matters. Management believes the publicity negatively affected the Company's MedOne^{SM} new member enrollment during the last half of 2002. To address the negative publicity, the Company voluntarily implemented a block rating system for its MedOne^{SM} products in all markets, effective January 1, 2003. Management believes the transition to block rating will have no material adverse effect on future earnings, and that the transition to block rating will not disrupt the Company's operations.

Building profitable membership and revenue is management's top priority for 2003. Beginning in 2002 and continuing into 2003, management has implemented a comprehensive plan to improve new member enrollment and persistency of membership inforce. The Company has restructured its distribution system by expanding and realigning its sales organization to maximize existing management and organizational strengths. Management continues to introduce new products, establish new distribution channels for the Company's MedOne^{SM} products, and implement aggressive agent recruitment and incentive programs to improve productivity. Management is also continuing its focus on the Company's small group business, which is experiencing increased new member enrollment as well as improved profitability. As a result of these initiatives, management is expecting to see improved membership and revenue in 2003.

COMPARISON OF RESULTS OF OPERATIONS

Years ended December 31, 2002 and 2001

Insurance premium revenues decreased 10.0% to $754.5 million in 2002 from $838.7 million in 2001. Premium revenues have decreased as a result of the Company's membership decline. Total medical and dental membership declined to 571,000 at the end of 2002 compared with 637,000 at the end of 2001. In addition, premium revenue was also impacted by the Company's change in its product mix. The MedOne^{SM} business, which has become a larger percentage of the Company's total business, has a smaller premium per member compared with the small group business, which was declining in the period. Partially offsetting the membership decline was the effect of rising premium rates on the continuing block of business. After the effect of buydowns in coverage and terminations, average fully insured medical premium per month for 2002 increased 11% compared with 2001.

The health segment loss ratio improved 470 basis points to 67.9% for 2002 compared to 72.6% for 2001. The improvement in the health loss ratio is due in part to improved performance on the Company's small group business resulting from repricing efforts. In 2002, average premiums per member per month increased at a higher rate than average claims costs per member resulting in a lower loss ratio. The health loss ratio also benefited, to a lesser degree, from the change in product mix to a larger percentage of MedOne^{SM} business, which has a lower loss ratio. During 2002, the Company increased its reserves for litigation, which are included in medical and other benefits payable. This increase was offset by favorable claims experience on 2001 reserves during 2002. The life segment, which represents less than 2% of the Company's total revenues, experienced a favorable loss ratio at 29.1% for 2002 compared with 36.4% for 2001.

Net investment income decreased to $15.0 million in 2002 from $17.4 million in 2001. The decrease resulted mainly from a decrease in the annual investment yield. The annual investment yield was 5.5% for 2002 compared to 6.4% for the prior year.

Other revenue, which primarily consists of administrative fee income from claim processing on self funded business and other administrative services, decreased to $20.0 million in 2002 from $21.3 million in 2001. The decrease resulted from the decrease in membership during 2002.

The expense ratio includes commissions, general and administrative expenses, premium taxes and assessments less other revenues. The health segment expense ratio increased to 28.4% in 2002 from 26.6% in 2001, excluding the Skilstaf litigation charge discussed in the comparison of 2001 and 2000 results of operations. Including the litigation charge, the health segment expense ratio for 2001 was 29.8%. The increase from the prior year largely reflected the decrease in premium volume in 2002 compared to 2001. The change in the Company's product mix also contributed to the increase in the health segment expense ratio. MedOne^{SM} business has higher agent commissions and issue costs than small group products, but lower claim costs.

Interest expense on the outstanding balance of the Company's line of credit decreased to $1.8 million in 2002 from $2.9 million in 2001. The decrease in interest expense is largely due to a reduction in the amount of debt outstanding from $40.1 million at the end of 2001 to $33.9 million at the end of 2002. In addition, the interest rate charged on the outstanding balance on the Company's line of credit agreement is tied to the short-term borrowing rate, which declined throughout most of 2002.

Amortization of goodwill and other intangible assets was $0.7 million for 2002 compared to $3.6 million for the prior year. Effective January 1, 2002, the Company applied new accounting rules for goodwill and other intangible assets. See the Company's Notes to Consolidated Financial Statements, Note 2, "New Accounting Standard" for a comprehensive discussion of the impact of this new accounting standard.

The effective tax rate for 2002 was 39.5% compared to 60.0% for 2001. The change in the effective tax rate relates to the elimination of amortization of goodwill in 2002 and the effect of other permanent items. The Company had deferred tax assets recorded, net of valuation allowances, of $3.3 million related to state net operating loss carryforwards at December 31, 2002. State net operating loss carryforwards begin to expire in 2008. Management believes that the deferred tax assets will be realized primarily through future taxable income.

Years ended December 31, 2001 and 2000

During the first quarter of 2001, the Company received an adverse decision by the Eleventh Circuit Federal Court of Appeals affirming a 1999 jury verdict in a lawsuit brought against the Company by Skilstaf, Inc., an Alabama employee leasing company. The Company recognized an after-tax charge of $5.8 million or $0.41 per share during the first quarter of 2001 representing the full loss including punitive damages and other expenses. In July 2001, at the direction of the district court, the Company paid the full amount of the verdict plus interest and the case was closed.

Insurance premiums decreased 11.8% to $838.7 million in 2001 from $951.1 million in 2000. Premium revenues decreased as a result of the Company's membership decline. Membership reductions resulted from product repricing, market exits and focusing marketing efforts in profitable markets. Total medical and dental membership declined to 637,000 at the end of 2001 compared with 814,000 at the end of 2000. The Company's change in its product mix also impacted premium revenue. The MedOne^{SM} business, which became a larger percentage of the Company's total business in 2001 compared to 2000, has a smaller premium per member compared with the declining small group business. Partially offsetting the membership decline and the change in the product mix was the effect of increasing premium rates on the continuing block of business.

The health segment loss ratio improved 460 basis points to 72.6% for 2001 compared to 77.2% for 2000. The improvement in the health loss ratio was due in part to improved performance on the Company's small group business resulting from repricing efforts. In 2001, average premiums per member per month increased at a higher rate than average claims costs per member resulting in a lower loss ratio. The health loss ratio also benefited, to a lesser degree, from the change in product mix to a larger percentage of MedOne^{SM} business, which has a lower loss ratio. The life segment loss ratio remained relatively stable with the prior year at 36.4% for 2001 compared with 34.5% for 2000.

Net investment income decreased to $17.4 million in 2001 from $19.0 million in 2000. The decrease resulted mainly from a decrease in the annual investment yield. The annual investment yield was 6.4% for 2001 compared to 6.7% for the prior year.

Other revenue, which primarily consists of administrative fee income from claim processing on self funded business and other administrative services, increased slightly to $21.3 million in 2001 from $20.1 million in 2000. The increase resulted from a general increase in fees charged during 2001.

The expense ratio includes commissions, general and administrative expenses, premium taxes and assessments less other revenues. The health segment expense ratio, excluding the Skilstaf litigation charge, increased to 26.6% in 2001 from 24.2% in 2000. Including the litigation charge, the health segment expense ratio for 2001 was 29.8%. The increase largely reflected the change in the Company's product mix. MedOne^{SM} business has higher agent commissions and issue costs than small group products, but lower claim costs. The decrease in premium volume also contributed to the increase in the health expense ratio.

Interest expense on the outstanding balance of the Company's line of credit decreased to $2.9 million in 2001 from $3.6 million in 2000. The interest rate charged on the outstanding balance on the Company's line of credit agreement is tied to the short-term borrowing rate, which declined throughout most of 2001 resulting in decreased interest expense for the Company.

Amortization of goodwill and other intangible assets remained relatively stable at $3.6 million for 2001 compared to $3.8 million for the prior year.

The effective tax rate for 2001 was 60.0%. Excluding the effect of the Skilstaf litigation charge, the effective tax rate was 48.4% for 2001 compared to 56.4% for 2000. The change in the effective tax rate related to the amortization of non-deductible goodwill and other permanent items in relation to pre-tax income.

CRITICAL ACCOUNTING POLICIES

Management has identified the following items that represent the Company's most sensitive and subjective accounting estimates that have or could have a material impact on the Company's financial statements. These estimates required management to make assumptions about matters that are highly uncertain at the time the estimates are made. Changes to these estimates occur from period to period and may have a material impact on the Company's financial statements. Management has discussed the development, selection and disclosure of these estimates with the Company's audit committee.

Liabilities for Unpaid Claims

The Company recognizes claim costs in the period the service was provided to its members. However, claim costs incurred in a particular period are not known with certainty until after the Company receives, processes and pays the claim. The receipt and payment date of claims may lag significantly from the date the service was provided. Consequently, the Company must estimate its liabilities for claims that are incurred but not yet paid.

Liabilities for unpaid claims are based on an estimation process that is complex and uses information obtained from both company specific and industry data, as well as general economic information. These estimates are developed using actuarial methods based upon historical data for payment patterns, medical inflation, product mix, seasonality, utilization of health care services and other relevant factors. The amount recorded for unpaid claims liabilities is sensitive to judgments and assumptions made in the estimation process. The most significant assumptions used in the estimation process include determining utilization and inflation trends, the expected consistency in the frequency and severity of claims incurred but not yet reported, changes in the timing of claims submission patterns from providers, changes in the Company's speed of processing claims and expected costs to settle unpaid claims.

Actual conditions could differ from those assumed in the estimation process. Due to the uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in the Company's statement of operations for a particular period under different conditions or using different assumptions. As is common in the health insurance industry, the Company believes that actual results may vary within a reasonable range of possible outcomes. Management believes that the Company's reasonable range of actual outcomes may vary up to 10% to 15% of the total liabilities for unpaid claims recorded at the end of a period.

In determining the liability for unpaid claims at December 31, 2001, management anticipated increased utilization by the general population of mental health and other health care services in the fourth quarter of 2001 due to various factors including, as previously disclosed, the indirect impact of the September 11, 2001 events and subsequent bio-terrorism threats and attacks. The Company did not experience a discernable adverse impact from these factors and events during 2002, and as a result, these reserves are no longer held as of December 31, 2002.

Management considered the favorable claims experience in 2002 when it established its liabilities for unpaid claims at December 31, 2002. Management believes that the recorded liabilities for unpaid claims at December 31, 2002 is in the higher end of a reasonable range of outcomes. Management closely monitors and evaluates developments and emerging trends in claims costs to determine the reasonableness of judgments made. A retrospective test is performed on prior period claims liabilities and, as adjustments to the liabilities become necessary, the adjustments are reflected in current operations. Management believes that the amount of medical and other benefits payable is adequate to cover the Company's liabilities for unpaid claims as of December 31, 2002.

Liabilities for Litigation

The Company is involved in various legal and regulatory actions. Such actions typically involve disputes over policy coverage and benefits, but also may relate to premium rating methodology or misrepresentations, agent and employment related issues, regulatory compliance and market conduct, contractual relationships and other matters. These disputes are resolved by settlement, dismissal or upon a decision rendered by a judge, jury or regulatory official.

In determining the amount to be recorded as a litigation reserve, judgments are generally made by management on a case-by-case basis based on the facts and the merits of the case, advice from outside legal counsel, the general litigation and regulatory environment of the originating state, the Company's past experience with outcomes of cases in a particular jurisdiction, historical results of similar cases and other relevant factors. Management closely monitors and evaluates developments and emerging facts of each case to determine the reasonableness of the judgments and assumptions on which litigation reserves are based. Such assumptions relate to matters that are highly uncertain. Estimates could be made based on other reasonable assumptions or judgments that would differ materially from those estimates recorded. Management's evaluation of the likely outcome of these actions and the resulting estimate of the potential liability are subject to periodic adjustments, which may have a material impact on the Company's financial condition and results of operations of a future period.

During 2002, management significantly increased its liabilities for litigation primarily due to an adverse ruling rendered against the Company in a Florida class action lawsuit in early 2002, and due to other rate related cases filed against the Company in certain states. Management believes that legal matters relating to the Company's rating practices involve significantly more variability than the Company's other legal matters. Inherent uncertainties surround legal proceedings and actual results could differ materially from those assumed in estimating the liabilities. The possibility exists that a decision could be rendered against the Company, and in some circumstances, include punitive or other damage awards in excess of amounts reserved, which may have a material impact on the Company's financial condition, results of operations or cash flow of a future period. See Item 3, "Legal Proceedings" for a detailed discussion of the Company's material pending litigation.

NEW ACCOUNTING STANDARD

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement 142"). Statement 142 impacts the Company in two ways. First, goodwill is no longer amortized. Second, goodwill was subject to an initial impairment test in accordance with Statement 142, and the remaining balance of goodwill is subject to continuing impairment testing on an annual basis and between annual tests if an event occurs or circumstances change indicating a possible goodwill impairment.

The Company completed the initial goodwill impairment test during the second quarter of 2002. The Company's measurement of fair value was based on an evaluation of ranges of future discounted cash flows, public company trading multiples and market comparisons of similar assets and liabilities. This evaluation utilized assumptions and projections based on the best information available to management. Certain key assumptions considered included forecasted trends in membership, revenue, medical costs, operating expenses and effective tax rates. As a result of this initial impairment test, the Company recognized a non-cash goodwill impairment charge of $60.1 million. The impairment charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The impairment charge had no impact on cash flows or the statutory-basis capital and surplus of the Company's insurance subsidiaries. See the Company's Notes to Consolidated Financial Statements, Note 2, "New Accounting Standard" for a comprehensive discussion of the impact of this new accounting standard.

LIQUIDITY AND CAPITAL RESOURCES

The Company's sources of cash flow consist primarily of insurance premiums, administrative fee revenue and investment income. The primary uses of cash include payment of medical and other benefits, selling, general and administrative expenses and debt service costs. Positive cash flows are invested pending future payments of medical and other benefits and other operating expenses. The Company's investment policies are structured to provide sufficient liquidity to meet anticipated payment obligations.

The Company's cash provided by operations was $35.2 million for 2002 and $17.6 million for 2001. The 2001 cash provided by operations included a $7.6 million payment made by the Company resulting from an adverse ruling in a lawsuit brought against the Company by Skilstaf, Inc. The increase in cash provided by operations from 2001 to 2002 is primarily attributable to improved underwriting margins and the receipt of funds resulting from a new pharmacy benefit management agreement. During 2002, the Company entered into a five-year pharmacy benefit management agreement, effective January 1, 2003. In conjunction with this agreement, the Company received a $7.5 million payment during the fourth quarter of 2002. Substantially all of the payment was deferred and reflected in other liabilities as of December 31, 2002, and will be amortized on a straight-line basis to income over the contract term beginning January 1, 2003.

At the end of 2002, the Company refinanced its revolving bank line of credit agreement. As a result, the maximum available facility increased from $30.2 million to $50.0 million. In addition, the new three-year agreement provides for a lump-sum repayment of outstanding advances at the end of 2005. At December 31, 2002, the outstanding balance of advances under the credit agreement was $30.2 million. The credit agreement contains customary covenants which, among other matters, require the Company to achieve certain minimum financial results, prohibit the Company from paying future cash dividends and restrict or limit the Company's ability to incur additional debt and dispose of assets outside the ordinary course of business. The Company was in compliance with all such covenants at December 31, 2002. The Company's obligations under the credit agreement are guaranteed by its subsidiary, American Medical Security Holdings, Inc. ("AMS Holdings"), and secured by pledges of stock of AMS Holdings and United Wisconsin Life Insurance Company, the Company's principal insurance subsidiary.

In an effort to continue supporting business growth, operational efficiency, service improvements and future administrative cost savings, the Company's management approved a plan to invest in an enterprise-wide information technology modernization project. The project involves the purchase of software applications and the utilization of internal and external technology and consulting resources to support most of the Company's major business processes. The design and development of the software applications is expected to begin in 2003, with a phased implementation scheduled over the next few years. For the past three years, the Company's total capital expenditures have averaged approximately $6.0 million per year. As a result of the information technology modernization project, management anticipates total capital expenditures in 2003 to increase to approximately $16.0 million. Management believes that the Company's existing working capital, operating cash flow and, if necessary, available facility under its current credit agreement, will be sufficient to fund the Company's anticipated future capital expenditures.

On March 19, 2002, the Company entered into a stock purchase agreement with Cobalt Corporation and its wholly owned subsidiary, Blue Cross & Blue Shield United of Wisconsin ("BCBSUW"), the Company's then largest shareholder, to repurchase 1.4 million shares of the Company's common stock owned by BCBSUW at a total cost of $19.5 million, including related transaction costs. In conjunction with the stock repurchase, BCBSUW completed the sale of 3,001,500 shares of the Company's common stock in an underwritten secondary offering during the second quarter of 2002. As a result of these transactions, BCBSUW's ownership of the Company was reduced from approximately 45% at December 31, 2001 to approximately 11% at December 31, 2002. In January 2003, BCBSUW sold all of its remaining shares of the Company's stock.

In January 2003, the Company's Board of Directors approved a share repurchase program, which provides the Company with the authority to repurchase up to $10.0 million of its outstanding common shares. The plan allows the Company to buy back its shares, from time to time, in open market or privately negotiated transactions, subject to price and market conditions. The share repurchase program will be funded through operating cash flow.

The Company's insurance subsidiaries operate in states that require certain levels of regulatory capital and surplus and may restrict the amount of dividends that may be paid to their parent companies. The insurance regulator in the insurer's state of domicile may disapprove any dividend which, together with other dividends paid by an insurance company in the prior 12 months, exceeds the regulatory maximum, computed as the lesser of 10% of statutory surplus or total statutory net gain from operations as of the end of the preceding calendar year. In January 2003, regulatory approval was obtained, and a $2,000,000 dividend was paid to the parent company by an insurance subsidiary. Based upon the financial statements of the Company's insurance subsidiaries as of December 31, 2002, as filed with the insurance regulators, the additional aggregate amount available for dividend without regulatory approval is $11,300,000.

The National Association of Insurance Commissioners has adopted risk-based capital ("RBC") standards for life and health insurers designed to evaluate the adequacy of statutory capital and surplus in relation to various business risks faced by such insurers. The RBC formula is used by state insurance regulators as an early warning tool to identify insurance companies that potentially are inadequately capitalized. At December 31, 2002, each of the Company's insurance subsidiaries had RBC ratios substantially above the levels that would require Company or regulatory action.

The Company does not expect to pay any cash dividends in the foreseeable future and intends to employ its earnings in the continued development of its business. The Company's future dividend policy will depend on its earnings, capital requirements, debt covenant restrictions, financial condition and other factors considered relevant by the Company's Board of Directors.

MARKET RISK EXPOSURE

The primary investment objective of the Company is to maximize investment income while controlling risks and preserving principal. The Company uses outside investment managers to manage its investment portfolio within the Company's investment guidelines. The Company seeks to meet its investment objectives through diversity of coupon rates, liquidity, investment type, industry, issuer, duration and geographic location. The Company manages credit risk by seeking to maintain high average quality ratings and by limiting investments in equity securities. At December 31, 2002, approximately 99% of the Company's total investment portfolio was invested in debt securities. The bond portfolio had an average quality rating of "AA" at December 31, 2002 and 2001, as measured by Standard & Poor's Corporation, and less than 3% of the Company's total investment portfolio was below investment grade at December 31, 2002. The below investment grade debt securities were investment grade when purchased and subsequently downgraded. None of the below investment grade securities were in default at December 31, 2002.

Almost the entire portfolio was classified as available for sale. The market value of available for sale securities exceeded amortized cost by $11.8 million and $2.9 million at December 31, 2002 and 2001, respectively. The Company had no investment mortgage loans, nonpublicly traded securities, real estate held for investment or financial derivatives.

The primary market risk affecting the Company is interest rate risk. Assuming an immediate increase of 100 basis points in interest rates, the net hypothetical decline in fair value of shareholders' equity is estimated to be $5.4 million after-tax at December 31, 2002. This amount represents approximately 3% of the Company's shareholders' equity.

At December 31, 2002, the fair value of the Company's outstanding balance of advances under the credit agreement approximated the carrying value. Market risk was estimated as the potential increase in the fair value resulting from a hypothetical 1% decrease in the Company's weighted average short-term borrowing rate at December 31, 2002, and was not materially different from the year-end carrying value.

INFLATION

Health care costs have been rising and are expected to continue to rise at a rate that exceeds the consumer price index. The Company's cost control measures and premium rate increases are designed to reduce the adverse effect of medical cost inflation on its operations. In addition, the Company uses its underwriting and medical management capabilities to help control inflation in health care costs. However, there can be no assurance that the Company's efforts will fully offset the impact of inflation or that premium revenue increases will equal or exceed increasing health care costs.

CAUTIONARY FACTORS

This report and other documents or oral presentations prepared or delivered by and on behalf of the Company contain or may contain "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements based upon management's expectations at the time such statements are made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contemplated in the statements. Readers are cautioned not to place undue reliance on the forward-looking statements. When used in written documents or oral presentations, the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan," "possible," "potential," "project," "will" and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that could impact our business and financial prospects include, but are not limited to, those discussed below and those discussed from time to time in the Company's various filings with the Securities and Exchange Commission or in other publicly disseminated written documents:

Medical Claims and Health Care Costs. If the Company is unable to accurately estimate medical claims and control health care costs, its results of operations may be materially adversely affected.

The Company estimates the costs of its future medical claims and other expenses using actuarial methods based upon historical data, medical inflation, product mix, seasonality, utilization of health care services and other relevant factors. The Company establishes premiums based on these methods. The premiums the Company charges its customers generally are fixed for one-year periods, and therefore, costs the Company incurs in excess of its medical claim projections generally are not recovered in the contract year through higher premiums. Certain factors may and often do cause actual health care costs to vary from what the Company estimated and reflected in premiums. These factors may include:

- An increase in the rates charged by providers of health care services and supplies, including pharmaceuticals;
- higher than expected use of health care services by members;
- the occurrence of bioterrorism, catastrophes or epidemics;
- changes in the demographics of members and medical trends affecting them; and
- new mandated benefits or other regulatory changes that increase the Company's costs.

The occurrence of any of these factors, which are beyond the Company's control, could result in a material adverse effect on its business, financial condition and results of operations.

Government Regulations. The Company conducts business in a heavily regulated industry, and changes in government regulation could increase the costs of compliance or cause the Company to discontinue marketing its products in certain states.

The Company's business is extensively regulated by federal and state authorities. Some of the new federal and state regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, relating to health care reform will require the Company to implement additional changes in its current programs and systems in order to maintain compliance, which will increase the Company's expenses.

Federal and state legislatures are considering health care reform measures including a "Patients' Bill of Rights," which may result in higher medical costs. Congress is also considering legislation allowing small employers to form association health plans exempt from state insurance regulations, which may impact the risk profile of employers willing to purchase insurance from the Company. In addition, the implementation of "prompt pay" laws, whereby a claim must be paid in a certain number of days regardless of whether it is a valid claim or not, subject to a right of recovery, may have a negative effect on the Company's results of operations.

The Company is also subject to periodic changes in state laws and regulations regarding the selection and pricing of risks. New regulations regarding these issues could increase the Company's costs and decrease its premiums. The Company has in the past, and may in the future, decide to discontinue marketing its products in states which have enacted, or are considering, various health care reform regulations.

Regulatory Compliance. The Company's failure to comply with new or existing government regulation could subject it to significant fines and penalties.

The Company's efforts to measure, monitor and adjust its business practices to comply with the law are ongoing. Failure to comply with enacted regulations, including the laws mentioned above, could require the Company to pay refunds or result in significant fines, penalties, or the loss of one or more of its licenses. The Company has been subject to regulatory penalties, assessments and restitution orders in a number of states in which it operates. The Company is currently subject to a regulatory proceeding in Florida in which the Company has appealed an order, which has been stayed, by the Florida Department of Insurance to suspend the license of the Company's primary insurance subsidiary to sell new business (but not renewal business) in Florida for one year. For additional information concerning the regulatory proceeding in Florida, see Item 3, "Legal Proceedings." From time to time the Company is also subject to inquiries in other states related to its rating activities and other practices. The result of these regulatory actions is unknown and may have a material adverse effect on the Company. Furthermore, federal and state laws and regulations continue to evolve. The costs of compliance may cause the Company to change its operations significantly, or adversely impact the health care provider networks with which the Company does business, which may adversely affect its business and results of operations.

Litigation. The Company is subject to class actions and other forms of litigation in the ordinary course of its business, including litigation based on new or evolving legal theories, which could result in significant liabilities and costs.

The nature of the Company's business subjects it to a variety of legal actions and claims relating but not limited to the following:

- denial of health care benefits;
- disputes over rating methodology and practices or termination of coverage;
- disputes with agents over compensation or other matters;
- disputes related to claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;
- disputes over co-payment calculations; and
- customer audits of compliance with the Company's plan obligations.

In addition, a Florida Circuit Court has found the Company liable for damages in a class action lawsuit in Florida. The trial date for the damages portion of the lawsuit has not yet been scheduled. Further, the Company is involved in a number of lawsuits in various states alleging misrepresentation by the Company of its renewal rating methodology. For additional information, see Item 3, "Legal Proceedings." The Company cannot predict with certainty the outcome of lawsuits against the Company or the potential costs involved.

Competition. Competition in the Company's industry may limit its ability to attract new members or to maintain its existing membership in force.

The Company operates in a highly competitive environment. The Company competes primarily on the basis of price, benefit plan design, strength of provider networks, quality of customer service, reputation and quality of agent relations. The Company competes for members with other health insurance providers and managed care companies, many of whom have larger membership in regional markets and greater financial resources. The Company cannot provide assurance that it will be able to compete effectively in this industry. As a result, the Company may be unable to attract new members or maintain its existing membership and its revenues may be adversely affected.

Business Growth Strategy. The Company's future operating performance is largely dependent on its ability to execute its growth strategy.

The Company has experienced a decline in membership over the last several years as part of its strategy to improve profitability and exit certain markets. The Company's challenge is to increase the number of individuals and small employer groups purchasing its products and services while encouraging its current preferred membership to retain their business relationship with the Company. The Company has expanded and realigned its sales organization, introduced new products, established new distribution channels for its MedOne^{SM} products, expanded its agent recruitment efforts and developed incentive programs to improve productivity. If the Company initiatives are not successful and the Company does not meet its growth goals, the Company's future operating performance may be adversely affected.

Information Systems. A failure of the Company's information system could adversely affect its business.

Information processing is critical to the Company's business. The Company depends on its information system for timely and accurate information. The Company's failure to maintain an effective and efficient information system or disruptions in its information system could cause disruptions in its business operations, including any of the following:

- failure to comply with prompt pay laws;
- loss of existing members;
- difficulty in attracting new members;
- disputes with members, providers and agents;
- regulatory problems;
- increases in administrative expenses; and
- other adverse consequences.

Beginning in 2003, the Company is investing in an enterprise-wide information technology modernization project involving the purchase of software applications to support most of the Company's major processes. The design and development of the software applications is expected to begin in 2003, with a phased implementation scheduled over the next few years. Although the Company is taking measures to safeguard against disruptions to its information systems during this process, it cannot provide assurance that disruptions will not occur or that the project will be successfully implemented or implemented on schedule.

Independent Agent Relationships. The Company depends on the services of non-exclusive independent agents and brokers to market its products to potential customers. The Company cannot provide assurance that they will continue to market the Company's products in the future or that they will not refer the Company's members to competitors.

The Company markets its products solely through non-exclusive, independent agents and brokers. They frequently market the health insurance products of competitors as well as the Company's products. Most of the Company's contracts with agents and brokers are terminable without cause upon 30-days notice by either party. The Company faces intense competition for the services and allegiance of independent agents and brokers, and the Company cannot provide assurance that agents and brokers will continue to market the Company's products and services.

Negative Publicity. Negative publicity regarding the Company's business practices and about the health insurance industry may harm the Company's business and operating results.

In 2002, the Company was subject to negative national publicity surrounding its MedOne^{SM} rating practices and related legal matters, which management believes harmed the Company's MedOne^{SM} new member enrollment during the last half of 2002. The Company changed its rating practices in all MedOne^{SM} markets effective January 1, 2003. Adverse publicity about the Company's rating practices or other matters in the future may affect sales of the Company's products, which could impede the Company's growth plans.

In addition, the health insurance industry, in general, has received negative publicity and does not have a positive public perception. This publicity and perception may lead to increased legislation, regulation, review of industry practices and private litigation. These factors may adversely affect the Company's ability to market its products, increase the regulatory burdens under which the Company operates, further increasing the costs of doing business and adversely affecting operating results.

Insurance Risk Management. If the Company's insurers or reinsurers do not perform their obligations or offer affordable coverage with reasonable deductibles or limits, the Company could experience significant losses.

The Company's risk management program includes several insurance policies it has purchased to cover various property, business and other risks of loss. In addition, the Company carries policies to cover its directors and officers. Many of the carriers marketing these lines of coverage are experiencing unfavorable claims experience and loss of their own reinsurance coverage. Several carriers have exited markets and no longer offer certain lines of coverage. Accordingly, there is no assurance that the Company will be able to purchase insurance coverages for its own risk management at affordable premiums or with reasonable deductibles and policy limits.

The Company has entered into and may continue to enter into a variety of reinsurance arrangements under which it cedes business to other insurance companies to mitigate large claims risk. Although reinsurance allows for greater diversification of risk relating to potential losses arising from large claims, the Company remains liable if these other insurance companies fail to perform their obligations. As a result, any failure of an insurance company to perform its obligations under an agreement could expose the Company to significant losses. Also, there is no assurance that the Company will be able to purchase reinsurance at affordable premiums.

Personnel. Loss of key personnel and the inability to attract and retain qualified employees could have a material adverse impact on the Company's operations.

The Company is dependent on the continued services of its management team, including its key executives. Loss of such personnel without adequate replacement could have a material adverse effect on the Company. Members of the Company's senior management have developed relationships with some of its independent agents and brokers. If the Company is unable to retain these employees, the loss of their services could adversely impact the Company's ability to maintain relations with certain independent agents and brokers who market the Company's products. Additionally, the Company needs qualified managers and skilled employees with insurance industry experience to operate its businesses successfully. From time to time there may be shortages of skilled labor that may make it more difficult and expensive for the Company to attract and retain qualified employees. If the Company is unable to attract and retain qualified individuals or its costs to do so increase significantly, its operations could be materially adversely affected.

Provider Network Relationships. The Company's inability to enter into or maintain satisfactory relationships with provider networks could harm profitability.

The Company's profitability could be adversely impacted by its inability to contract on favorable terms with networks of hospitals, physicians, dentists, pharmacies and other health care providers. The failure to secure cost-effective health care provider network contracts may result in a loss of membership or higher medical costs. In addition, the inability to contract with provider networks, the inability to terminate contracts with existing provider networks and enter into arrangements with new provider networks to serve the same market or the inability of providers to provide adequate care, could adversely affect the Company's results of operations.

A.M. Best Insurance Rating. If the Company's insurance subsidiaries are not able to maintain their current rating by A.M. Best Company, the Company's results of operations could be materially adversely affected.

The Company's insurance subsidiaries are assigned a rating by A.M. Best Company, a nationally recognized rating agency. The rating reflects A.M. Best Company's opinion of the insurance subsidiaries' financial strength, operating results and ability to meet their ongoing obligations. Decreases in operating performance and other financial measures may result in a downward adjustment of A.M. Best Company's rating of the insurance subsidiaries. In addition, other factors beyond the Company's control such as general downward economic cycles and changes implemented by the rating agencies, including changes in the criteria for the underwriting or the capital adequacy model, may result in a decrease in the rating. A downward adjustment in A.M. Best's rating of the Company's insurance subsidiaries could cause the Company's agents or potential customers to look at the Company with less favor, which could have a material adverse effect on the Company's results of operations.

Regulation Limiting Transfer of Funds. Regulations governing the Company's insurance subsidiaries could affect its ability to satisfy its obligations to creditors as they become due, including obligations under the credit facility.

The Company's insurance subsidiaries are subject to regulations that limit their ability to transfer funds to it. If the Company is unable to obtain funds from its insurance subsidiaries, it will experience reduced cash flow, which could affect the Company's ability to pay its obligations to creditors as they become due. The Company will be required to make a lump-sum payment of the total principal amount of outstanding balances under its credit facility at the end of 2005. The Company's outstanding balance at December 31, 2002 was $30.2 million. If the Company's insurance subsidiaries are unable to provide these funds, the Company could default on the its obligations under the credit facility.

Capital and Surplus Requirements. If the Company's regulated insurance subsidiaries are not able to comply with state capital standards, state regulators may require the Company to take certain actions that could have a material adverse effect on its results of operations and financial condition.

State regulations govern the amount of capital required to be retained in the Company's regulated insurance subsidiaries and the ability of those regulated subsidiaries to pay dividends. Those state regulations include the requirement to maintain minimum levels of statutory capital and surplus, including meeting the requirements of the risk-based capital standards promulgated by the National Association of Insurance Commissioners. State regulators have broad authority to take certain actions in the event those capital requirements are not met. Those actions could significantly impact the way the Company conducts its business, reduce its ability to access capital from the operations of its regulated insurance subsidiaries and have a material adverse effect on its results of operations and financial condition. Any new minimum capital requirements adopted in the future through state regulation may increase the Company's capital requirements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk Exposure" for information concerning potential market risks related to the Company's investment portfolio.

Item 8. Financial Statements and Supplementary Data

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
American Medical Security Group, Inc.

We have audited the accompanying consolidated balance sheets of American Medical Security Group, Inc. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Milwaukee, Wisconsin
January 29, 2003

AMERICAN MEDICAL SECURITY GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Thousands, except share data)	December 31, 2002	2001
ASSETS		
Investments:		
Securities available for sale, at fair value:		
Fixed maturities	$ 278,222	$ 269,753
Equity securities – preferred	-	722
Fixed maturity securities held to maturity, at amortized cost	4,288	4,286
Trading securities, at fair value	926	517
Total investments	283,436	275,278
Cash and cash equivalents	30,620	24,975
Property and equipment, net	33,061	33,381
Goodwill, net	32,846	100,343
Other intangibles, net	2,860	3,591
Other assets	46,117	35,447
Total assets	$ 428,940	$ 473,015
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Medical and other benefits payable	$ 134,479	$ 135,504
Advance premiums	15,200	16,737
Payables and accrued expenses	29,141	28,032
Notes payable	33,858	40,058
Other liabilities	33,512	23,284
Total liabilities	246,190	243,615
Redeemable preferred stock – Series A adjustable rate Nonconvertible, $1,000 stated value, 22,879 shares authorized	-	-
Shareholders' equity:		
Preferred stock (no par value, 477,121 shares authorized)	-	-
Common stock (no par value, $1 stated value, 50,000,000 shares authorized, 16,654,315 issued and 12,905,898 outstanding at December 31, 2002, 16,654,315 issued and 13,955,439 outstanding at December 31, 2001)	16,654	16,654
Paid-in capital	189,813	187,927
Retained earnings	2,858	40,470
Accumulated other comprehensive income (net of taxes of $4,117 in 2002 and $1,024 in 2001)	7,646	1,903
Treasury stock (3,748,417 shares at December 31, 2002 and 2,698,876 shares at December 31, 2001, at cost)	(34,221)	(17,554)
Total shareholders' equity	182,750	229,400
Total liabilities and shareholders' equity	$ 428,940	$ 473,015

See accompanying Notes to Consolidated Financial Statements

AMERICAN MEDICAL SECURITY GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands, except per share data)	Year ended December 31, 2002	2001	2000
REVENUES			
Insurance premiums	$ 754,460	$ 838,672	$ 951,071
Net investment income	15,005	17,443	19,007
Net realized investment gains (losses)	39	(779)	(325)
Other revenue	20,025	21,285	20,112
Total revenues	789,529	876,621	989,865
EXPENSES			
Medical and other benefits	507,205	601,942	724,613
Selling, general and administrative	242,584	257,742	251,767
Interest	1,848	2,877	3,584
Amortization of goodwill and other intangibles	730	3,628	3,785
Total expenses	752,367	866,189	983,749
Income before income tax expense and cumulative effect of a change in accounting principle	37,162	10,432	6,116
Income tax expense	14,676	6,257	3,447
Income before cumulative effect of a change in accounting principle	22,486	4,175	2,669
Cumulative effect of a change in accounting principle	(60,098)	-	-
Net income (loss)	$ (37,612)	$ 4,175	$ 2,669
Earnings per common share – basic:			
Income before cumulative effect of a change in accounting principle	$ 1.72	$ 0.30	$ 0.18
Cumulative effect of a change in accounting principle	(4.61)	-	-
Net income (loss)	$ (2.88)	$ 0.30	$ 0.18
Earnings per common share – diluted:			
Income before cumulative effect of a change in accounting principle	$ 1.63	$ 0.29	$ 0.18
Cumulative effect of a change in accounting principle	(4.34)	-	-
Net income (loss)	$ (2.72)	$ 0.29	$ 0.18

See accompanying Notes to Consolidated Financial Statements

AMERICAN MEDICAL SECURITY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)	Year ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ (37,612)	$ 4,175	$ 2,669
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Cumulative effect of a change in accounting principle	60,098	-	-
Depreciation and amortization	8,957	10,493	9,762
Net realized investment (gains) losses	(39)	779	325
Net change in trading securities	(409)	(257)	(260)
Deferred income tax expense (benefit)	(13,374)	609	6,029
Changes in operating accounts:			
Other assets	7,206	7,722	9,119
Medical and other benefits payable	(1,025)	(9,806)	(23,807)
Advance premiums	(1,537)	(831)	291
Payables and accrued expenses	1,109	2,130	858
Other liabilities	11,801	2,576	(8,145)
Net cash provided by (used in) operating activities	35,175	17,590	(3,159)
INVESTING ACTIVITIES			
Purchases of available for sale securities	(174,920)	(143,148)	(14,512)
Proceeds from sale of available for sale securities	168,338	129,038	25,460
Proceeds from maturity of available for sale securities	6,550	15,417	4,045
Proceeds from maturity of held to maturity securities	1,925	-	630
Purchases of held to maturity securities	(1,925)	-	-
Purchases of property and equipment	(6,756)	(6,546)	(4,584)
Proceeds from sale of property and equipment	8	21	13
Net cash provided by (used in) investing activities	(6,780)	(5,218)	11,052
FINANCING ACTIVITIES			
Issuance of common stock	2,990	413	4
Purchase of treasury stock	(19,540)	(2,216)	(8,292)
Proceeds from notes payable borrowings	30,158	-	39,158
Repayment of notes payable	(36,358)	(1,200)	(40,423)
Net cash used in financing activities	(22,750)	(3,003)	(9,553)
Cash and cash equivalents:			
Net increase (decrease) during year	5,645	9,369	(1,660)
Balance at beginning of year	24,975	15,606	17,266
Balance at end of year	$ 30,620	$ 24,975	$ 15,606

See accompanying Notes to Consolidated Financial Statements

AMERICAN MEDICAL SECURITY GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Thousands, except share data)	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2000	16,653,646	$ 16,654	$187,952	$ 33,626	$(10,464)	$ (7,488)	$220,280
Comprehensive income:							
Net income				2,669			2,669
Change in net unrealized gain (loss) on securities, net of taxes of $3,508					6,516		6,516
Comprehensive income							9,185
Issuance of common stock	669		4				4
Purchase of treasury stock (1,261,870 shares, at cost)						(8,292)	(8,292)
Balance at December 31, 2000	16,654,315	16,654	187,956	36,295	(3,948)	(15,780)	221,177
Comprehensive income:							
Net income				4,175			4,175
Change in net unrealized gain (loss) on securities, net of taxes of $3,150					5,851		5,851
Comprehensive income							10,026
Issuance of common stock			(29)			442	413
Purchase of treasury stock (367,262 shares, at cost)						(2,216)	(2,216)
Balance at December 31, 2001	16,654,315	16,654	187,927	40,470	1,903	(17,554)	229,400
Comprehensive loss:							
Net loss				(37,612)			(37,612)
Change in net unrealized gain (loss) on securities, net of taxes of $3,093					5,743		5,743
Comprehensive loss							(31,869)
Issuance of common stock			1,886			2,873	4,759
Purchase of treasury stock (1,400,000 shares, at cost)						(19,540)	(19,540)
Balance at December 31, 2002	16,654,315	$ 16,654	$189,813	$ 2,858	$ 7,646	$(34,221)	$182,750

See accompanying Notes to Consolidated Financial Statements

AMERICAN MEDICAL SECURITY GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

American Medical Security Group, Inc., together with its subsidiary companies (the "Company"), is a provider of individual and small employer group insurance products. The Company's principal product offering is health insurance for small employer groups and individuals and their families. The Company also offers life, dental, prescription drug, disability and accidental death insurance, and provides self-funded benefit administration. The Company's products are marketed in 32 states and the District of Columbia through independent agents. At December 31, 2002, the Company's leading states with respect to medical membership were Florida, Illinois, Texas and Michigan, each individually representing approximately 10% of the Company's total medical membership. Approximately 75 Company sales managers located in sales offices throughout the United States support the independent agents. The Company's products generally provide discounts to insureds that utilize preferred provider organizations. The Company owns a preferred provider network and also contracts with other networks to ensure cost-effective health care choices to its members.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events, and accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash and short-term investments with original maturities of three months or less. These amounts are recorded at cost, which approximates market value.

Investments

The Company's investments are classified in three categories. Investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. Assets which are invested for the purpose of supporting the Company's nonqualified executive retirement plan are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings as net investment income. All other investments are classified as available-for-sale securities and are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income or loss, net of income tax effects. The Company evaluates securities for other-than-temporary impairment on a periodic basis and principally considers the type of security, the severity of the decline in fair value and the duration of the decline in fair value in determining whether a security's decline in fair value is other-than-temporary. Realized gains and losses from the sale or write-down for other-than-temporary impairments of available-for-sale debt and equity securities are calculated using the specific identification method.

Fair Value of Financial Instruments

The fair values of investments are reported in Note 4, "Investments". The fair values of all other financial instruments approximate their December 31, 2002 and 2001 carrying values.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of assets. Estimated useful lives are 20 to 30 years for land improvements, 10 to 40 years for buildings and building improvements, three to five years for computer equipment and software and three to 10 years for furniture and other equipment.

Goodwill and Other Intangibles

Goodwill represents the excess of cost over the fair market value of net assets acquired. Effective January 1, 2002, goodwill is no longer amortized and is subject to impairment testing as a result of the adoption of a new accounting standard. Prior to the adoption of this new accounting standard, the Company measured impairment of goodwill and other intangibles using undiscounted cash flows. See Note 2, "New Accounting Standard" for a detailed discussion of the impact of this new accounting standard.

Other intangibles are net of accumulated amortization of $4,443,000 at December 31, 2002 and $3,713,000 at December 31, 2001. Amortization expense for the year ended December 31, 2002 was $730,000 and is expected to continue at this amount for each of the next four years.

Policy Acquisition Costs

Policy acquisition costs consist of commissions and other administrative costs that the Company incurs to acquire new business. The Company currently does not defer policy acquisition costs. Premium is collected and billed and commissions and other administrative costs are incurred on a month-to-month basis. Policy acquisition costs are expensed in the period incurred.

Reinsurance

Reinsurance premiums, commissions and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits. Reinsurance receivables and prepaid reinsurance premium amounts are reported as other assets.

The Company limits the maximum net loss that can arise from certain lines of business by reinsuring (ceding) a portion of these risks with other insurance organizations (reinsurers) on an excess of loss or quota share basis. The Company's retention limit per covered life is $500,000 per policy year for medical claims and $50,000 for life claims. The Company is liable on reinsurance ceded in the event that the reinsurers do not meet their contractual obligations.

A summary of reinsurance assumed and ceded is as follows:

	Year ended December 31,		
(Thousands)	2002	2001	2000
Reinsurance assumed:			
Insurance premiums	$ 1,043	$ 1,515	$ 8,725
Medical and other benefits	767	1,395	9,921
Reinsurance ceded:			
Insurance premiums	$ 2,206	$ 2,532	$ 2,523
Medical and other benefits	1,749	1,910	3,250

Medical and Other Benefits Payable

The liabilities for medical and other benefits represent estimates of the ultimate net cost of all reported and unreported claims that are unpaid at year end. These estimates are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. Estimated liabilities for claims-related litigation, which are included in medical and other benefits payable, reflect judgments made by management based on the facts and merits of the case, advice from legal counsel, the general litigation and regulatory environment of the originating state, the Company's past experience with outcomes of cases in a particular jurisdiction, historical results of similar cases and other relevant factors. The estimates are reviewed periodically and, as adjustments to the liabilities become necessary, the adjustments are reflected in current operations. Although considerable variability is inherent in these estimates, management believes that the amount of medical and other benefits payable is adequate to cover the Company's liability for unpaid amounts as of December 31, 2002.

Premium Deficiency Reserves

The Company recognizes premium deficiency reserves on an existing group of insurance contracts when the sum of expected future claim costs, claim adjustment expenses and related maintenance expenses exceeds the expected future premium revenue and investment income. Insurance contracts are grouped as relating to highly regulated markets or all other markets consistent with the Company's manner of acquiring, servicing and measuring the profitability of its business. The Company continues to evaluate assumptions used in the premium deficiency reserve analysis and records or adjusts premium deficiency reserves as necessary.

During 1999, the Company established a premium deficiency reserve of $19,200,000 for its highly regulated markets. Premium deficiency reserves are included in medical and other benefits payable in the Company's consolidated balance sheets. At December 31, 2000 and 1999, the Company's recorded premium deficiency reserves were $1,142,000 and $16,700,000, respectively. No premium deficiency reserves were recorded at December 31, 2002 and 2001.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. A valuation allowance is recognized when, based on available evidence, it is more likely than not that the deferred tax asset may not be realized.

Revenue Recognition

Premiums for health and life policies are recognized ratably over the period that insurance coverage is provided. Other revenue, including administrative fee income from claim processing and other administrative services, is recognized in the period the service is provided.

Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25 and no compensation expense is recorded because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant. The Company's pro forma information regarding net income and net income per share has been determined as if these options had been accounted for since January 1, 1995, in accordance with the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

The Black-Scholes option valuation model is commonly used in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In determining compensation expense in accordance with SFAS No. 123, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,		
	2002	2001	2000
Expected life of options	6 years	6 years	6 years
Risk-free interest rate	4.89%	4.67%	5.73%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility factor	51%	53%	56%
Grant date fair value of options:			
Exercise price equals market price	$ 6.64	$ 5.51	$ 3.09
Exercise price is less than market price	$ -	$ -	$ -
Exercise price exceeds market price	$ -	$ -	$ -

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	Year ended December 31,		
(Thousands, except per share data)	2002	2001	2000
Net income (loss), as reported	$ (37,612)	$ 4,175	$ 2,669
Pro forma compensation expense in accordance with SFAS No. 123, net of tax	(1,332)	(1,119)	(933)
Pro forma net income (loss)	$ (38,944)	$ 3,056	$ 1,736
Net income (loss) per common share, as reported:			
Basic	$ (2.88)	$ 0.30	$ 0.18
Diluted	$ (2.72)	$ 0.29	$ 0.18
Pro forma net income (loss) per common share:			
Basic	$ (2.98)	$ 0.22	$ 0.12
Diluted	$ (2.83)	$ 0.21	$ 0.12

The pro forma disclosures only include the effect of options granted subsequent to January 1, 1995. Accordingly, the effects of applying the SFAS No. 123 pro forma disclosures to future periods may not be indicative of future effects.

Related Parties

The Company has deferred compensation payable to employees of $4,057,000 and $3,167,000 at December 31, 2002 and 2001, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) plus or minus other comprehensive income (loss). For the Company, under existing accounting standards, other comprehensive income (loss) includes unrealized gains and losses, net of income tax effects, on certain investments in debt and equity securities. Comprehensive income (loss) is reported by the Company in the consolidated statements of changes in shareholders' equity and comprehensive income (loss).

Earnings (Loss) Per Common Share ("EPS")

Basic EPS is computed by dividing earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing earnings by the weighted average number of common shares outstanding, adjusted for the effect of dilutive stock options.

The following table illustrates the computation of EPS for income before cumulative effect of a change in accounting principle and provides a reconciliation of the number of weighted average basic and diluted shares outstanding:

	Year ended December 31,		
(Thousands, except share and per share data)	2002	2001	2000
Numerator:			
Income before cumulative effect of a change in accounting principle	$ 22,486	$ 4,175	$ 2,669
Denominator:			
Denominator for basic EPS	13,046,777	14,048,545	14,898,652
Effect of dilutive employee stock options	788,564	179,143	150,651
Denominator for diluted EPS	13,835,341	14,227,688	15,049,303
Earnings per common share before cumulative effect of a change in accounting principle:			
Basic	$ 1.72	$ 0.30	$ 0.18
Diluted	$ 1.63	$ 0.29	$ 0.18

Options to purchase 2,922,492, 3,243,767 and 3,460,130 shares of common stock were outstanding at December 31, 2002, 2001 and 2000, respectively. Of those shares, approximately 162,000, 1,914,000 and 2,030,000 were excluded from the computation of diluted earnings (loss) per common share for the respective years because the option's exercise price was greater than the average market price of common shares and, therefore, the effect would be antidilutive.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2. NEW ACCOUNTING STANDARD

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). Statement 142 impacts the Company in two ways. First, goodwill is no longer amortized. Second, goodwill was subject to an initial impairment test in accordance with Statement 142, and the remaining balance of goodwill is subject to continuing impairment testing on an annual basis and between annual tests if an event occurs or circumstances change indicating a possible goodwill impairment.

The Company completed the initial goodwill impairment test during the second quarter of 2002. The Company's measurement of fair value was based on an evaluation of ranges of future discounted cash flows, public company trading multiples and market comparisons of similar assets and liabilities. This evaluation utilized assumptions and projections based on the best information available to management. Certain key assumptions considered included forecasted trends in membership, revenue, medical costs, operating expenses and effective tax rates. As a result of this initial impairment test, the Company recognized a non-cash goodwill impairment charge of $60,098,000. The impairment charge was recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. The impairment charge had no impact on cash flows or the statutory-basis capital and surplus of the Company's insurance subsidiaries. As of December 31, 2002, goodwill balances by segment amounted to $12,722,000 for health insurance, $19,416,000 for life insurance and $708,000 for all other.

Also on January 1, 2002, in accordance with Statement 142, the Company reclassified an intangible asset into goodwill because it did not meet the new recognition criteria for an intangible asset to be recognized apart from goodwill. The reclassification had the effect of reducing goodwill by $7,399,000, representing the elimination of the deferred tax liability related to the reclassified intangible asset. The amortization period used prior to 2002 for this intangible asset was the same as the amortization period for goodwill.

The Company completed its annual goodwill impairment test during the fourth quarter of 2002 and determined that its remaining balance of goodwill was not impaired as of December 31, 2002. Subsequent impairment tests will be performed at least annually, and future goodwill impairments, if any, will be classified as operating expenses in the Company's statement of operations.

The following table illustrates net income (loss) and net income (loss) per share adjusted to exclude the effects of amortizing goodwill:

	Year Ended December 31,		
(Thousands, except per common share data)	2002	2001	2000
Reported net income (loss)	$ (37,612)	$ 4,175	$ 2,669
Add back: goodwill amortization	-	2,685	2,685
Adjusted net income (loss)	$ (37,612)	$ 6,860	$ 5,354
Basic earnings (loss) per common share:			
Reported net income (loss)	$ (2.88)	$ 0.30	$ 0.18
Goodwill amortization	-	0.19	0.18
Adjusted net income (loss)	$ (2.88)	$ 0.49	$ 0.36
Diluted earnings (loss) per common share:			
Reported net income (loss)	$ (2.72)	$ 0.29	$ 0.18
Goodwill amortization	-	0.19	0.18
Adjusted net income (loss)	$ (2.72)	$ 0.48	$ 0.36

3. MEDICAL AND OTHER BENEFITS PAYABLE

Activity related to liabilities for unpaid claims included in medical and other benefits payable is summarized as follows:

	December 31,		
(Thousands)	2002	2001	2000
Balance at January 1	$ 128,330	$ 134,690	$ 141,177
Less reinsurance recoverables	1,351	476	992
Net balance at January 1	126,979	134,214	140,185
Incurred related to:			
Current year	514,764	612,491	720,897
Prior years	(7,881)	(12,026)	(3,397)
Total incurred	506,883	600,465	717,500
Paid related to:			
Current year	389,949	487,400	587,828
Prior years	117,748	120,300	135,643
Total paid	507,697	607,700	723,471
Net balance at December 31	126,165	126,979	134,214
Plus reinsurance recoverables	312	1,351	476
Balance at December 31	$ 126,477	$ 128,330	$ 134,690

The incurred amounts related to prior years represent the differences between the Company's estimated medical and other benefits payable for prior years' claims and the actual or remaining estimated amounts required to satisfy such claims. Actual amounts differ from previously recorded liabilities due primarily to inherent variabilities associated with estimating health insurance benefits payable and litigation liabilities. The liabilities for unpaid claims at December 31, 2001, 2000 and 1999 developed redundant in the subsequent years by $7,881,000, $12,026,000 and $3,397,000, respectively.

In determining the liability for unpaid claims at December 31, 2001, management anticipated increased utilization by the general population of mental health and other health care services in the fourth quarter of 2001 due to various factors including, as previously disclosed, the indirect impact of the September 11, 2001 events and subsequent bio-terrorism threats and attacks. The Company did not experience a discernable adverse impact from these factors and events during 2002, which accounts for the developed redundancy on the liability as of December 31, 2001. The reserves are no longer held as of December 31, 2002. The developed redundancy on the liability as of December 31, 2000 was due to an improvement as compared to previous years in the Company's average medical claims cost per member in late 2000. No additional premiums are collected or returned as a result of incurred claims from prior years.

4. INVESTMENTS

Net investment income and net realized investment gains (losses) include the following:

(Thousands)	Year ended December 31, 2002	2001	2000
Net investment income:			
Interest on fixed maturities	$ 14,290	$ 15,728	$ 17,867
Dividends on equity securities	18	148	148
Unrealized loss on trading securities	(66)	(34)	(21)
Interest on cash equivalents and other investment income	1,384	2,223	1,629
Investment expenses	(621)	(622)	(616)
Net investment income	$ 15,005	$ 17,443	$ 19,007
Net realized investment gains (losses):			
Realized investment gains	$ 2,972	$ 1,544	$ 111
Realized investment losses	(2,933)	(2,323)	(436)
Net realized investment gains (losses)	$ 39	$ (779)	$ (325)

Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed maturities and equity securities classified as available for sale. A summary of the net change in unrealized gains (losses), which is included in accumulated other comprehensive income (loss), is as follows:

(Thousands)	Year ended December 31, 2002	2001	2000
Fixed maturities	$ 8,850	$ 8,847	$ 9,854
Equity securities	(14)	154	170
Net change in unrealized gains (losses)	$ 8,836	$ 9,001	$ 10,024

Changes in accumulated other comprehensive income (loss) related to changes in unrealized gains and losses on securities are as follows:

(Thousands)	Year ended December 31, 2002	2001	2000
Change in net unrealized gain (loss) on securities, net of taxes	$ 5,768	$ 5,345	$ 6,305
Less: reclassification adjustment for gains (losses) included in net income (loss), net of tax expense of $14 in 2002 and net of tax benefit of $273 and $114 in 2001 and 2000, respectively	25	(506)	(211)
Change in net unrealized gain (loss) on securities, net of taxes	$ 5,743	$ 5,851	$ 6,516

The amortized cost and estimated fair values of investments are as follows:

(Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2002:				
Available for sale:				
Fixed maturities:				
U.S. Treasury securities	$ 56,781	$ 2,519	$ -	$ 59,300
Corporate debt securities	100,664	5,272	(335)	105,601
Foreign government securities	11,657	674	-	12,331
Government agency mortgage-backed securities	87,709	3,028	-	90,737
Municipal securities	9,648	605	-	10,253
	266,459	12,098	(335)	278,222
Held to maturity:				
U.S. Treasury securities	4,288	277	-	4,565
	$ 270,747	$ 12,375	$ (335)	$ 282,787

(Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2001:				
Available for sale:				
Fixed maturities:				
U.S. Treasury securities	$ 47,869	$ 283	$ (1)	$ 48,151
Corporate debt securities	115,263	2,447	(1,068)	116,642
Foreign government securities	12,391	442	(2)	12,831
Government agency mortgage-backed securities	77,966	691	(101)	78,556
Municipal securities	13,351	223	(1)	13,573
	266,840	4,086	(1,173)	269,753
Equity securities – preferred	708	14	-	722
Held to maturity:				
U.S. Treasury securities	4,286	73	-	4,359
	$ 271,834	$ 4,173	$ (1,173)	$ 274,834

The amortized cost and estimated fair values of debt securities at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available-for-Sale		Held-to-Maturity	
(Thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 11,292	$ 11,568	$ 804	$ 814
Due after one through five years	94,455	98,848	3,484	3,751
Due after five through ten years	56,363	60,018	-	-
Due after ten years	16,640	17,051	-	-
	178,750	187,485	4,288	4,565
Government agency mortgage-backed securities	87,709	90,737	-	-
	$ 266,459	$ 278,222	$ 4,288	$ 4,565

At December 31, 2002, the insurance subsidiaries had fixed securities and cash equivalents on deposit with various state insurance departments with carrying values of approximately $4,488,000.

5. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are summarized as follows:

	December 31,	
(Thousands)	2002	2001
Land and land improvements	$ 3,930	$ 3,893
Building and building improvements	24,489	24,315
Computer equipment and software	22,771	18,121
Furniture and other equipment	14,826	13,559
	66,016	59,888
Less accumulated depreciation	(32,955)	(26,507)
	$ 33,061	$ 33,381

The Company recognized depreciation expense on property and equipment of $7,064,000, $5,555,000 and $4,656,000 in 2002, 2001 and 2000, respectively.

6. DEBT

Notes payable consists of the following:

(Thousands)	December 31, 2002	December 31, 2001
Line of credit, commercial banks, adjusted periodically, interest payments due quarterly through December 2005	$ 30,158	$ 35,158
Mortgage payable, commercial bank, 9.05% interest, monthly principal payments of $100,000 plus interest through January 1, 2004	3,700	4,900
	$ 33,858	$ 40,058

On December 30, 2002, the Company refinanced its revolving bank line of credit agreement. As a result, the maximum available credit increased from $30,158,000 to $50,000,000. In addition, the new three-year agreement provides for a lump-sum repayment of outstanding advances at the end of 2005. At December 31, 2002, the outstanding balance of advances under the credit agreement was $30,158,000. Interest is charged on the outstanding balance based upon an indexed floating rate of interest. The credit agreement contains customary covenants which, among other matters, require the Company to achieve certain minimum financial results, prohibit the Company from paying future cash dividends, and restrict or limit the Company's ability to incur additional debt and dispose of assets outside the ordinary course of business. The Company was in compliance with all such covenants at December 31, 2002. The Company's obligations under the credit agreement are guaranteed by its subsidiary, American Medical Security Holdings, Inc. ("AMS Holdings"), and secured by pledges of stock of AMS Holdings and United Wisconsin Life Insurance Company, the Company's principal insurance subsidiary.

Future annual principal amounts due for all of the Company's debt, including the credit agreement, as of December 31, 2002 are $1,200,000 for 2003, $2,500,000 for 2004, and $30,158,000 for 2005. During 2002, 2001 and 2000, interest paid totaled $1,856,000, $2,931,000 and $4,005,000, respectively.

The mortgage payable is collateralized by the Company's home office property located in Green Bay, Wisconsin. The Company believes the carrying value of all notes payable approximates fair value.

7. INCOME TAXES

The Company and most of its subsidiaries file a consolidated federal income tax return. The Company and its subsidiaries file separate state franchise, income and premium tax returns as applicable.

The Company had a net current federal income tax payable of $6,520,000 and $4,012,000 at December 31, 2002 and 2001, respectively. The Company and its subsidiaries had state net business loss carryforwards totaling $98,502,000 at December 31, 2002, which will begin to expire in the year 2008.

The components of income tax expense are as follows:

(Thousands)	Year ended December 31, 2002	2001	2000
Current:			
Federal	$ 26,391	$ 5,410	$ (3,077)
State	1,659	238	495
	28,050	5,648	(2,582)
Deferred:			
Federal	(12,591)	313	5,673
State	(783)	296	356
	(13,374)	609	6,029
Income tax expense	$ 14,676	$ 6,257	$ 3,447

The differences between income tax expense computed at the federal statutory rate and recorded income tax expense are as follows:

(Thousands)	Year ended December 31, 2002	2001	2000
Income tax expense at federal statutory rate	$ 13,007	$ 3,651	$ 2,141
Goodwill amortization	-	829	829
Stock issuance costs	250	-	-
State income and franchise taxes, net of federal benefit	579	571	415
Other, net	840	1,206	62
Income tax expense	$ 14,676	$ 6,257	$ 3,447

Significant components of the Company's federal and state deferred tax liabilities and assets are as follows:

(Thousands)	December 31, 2002		December 31, 2001	
	Federal	State	Federal	State
Deferred tax assets:				
Insurance liabilities	$ 13,030	$ 670	$ 2,755	$ 142
Unearned income	3,139	175	782	56
Employee compensation and benefits	3,221	568	2,561	440
Accrued expenses	1,542	297	2,765	532
Acquisition costs	1,790	289	2,010	320
Net business loss carryforwards	1,047	6,789	1,082	6,384
Other deductible temporary differences	1,180	506	2,428	586
	24,949	9,294	14,383	8,460
Valuation allowances	(1,918)	(3,441)	(1,963)	(3,431)
	23,031	5,853	12,420	5,029
Deferred tax liabilities:				
Intangibles	1,001	226	7,702	1,740
Prepaid assets	853	88	1,145	115
Depreciation and amortization	998	189	1,889	361
Unrealized gain on investments	4,117	-	1,024	-
Other taxable temporary differences	1,880	8	1,815	11
	8,849	511	13,575	2,227
Net deferred tax assets (liabilities)	$ 14,182	$ 5,342	$ (1,155)	$ 2,802

The federal deferred benefit arising from the deductibility of state deferred taxes is included as a component of other federal deferred taxes. The net deferred taxes are included in other assets in the accompanying consolidated balance sheets. During 2002, the Company recognized, as an adjustment to additional paid-in capital, an income tax benefit of $1,769,000 resulting from the deduction received by the Company upon the exercise of employee stock options. The Company paid net federal and state income taxes of $22,903,000 in 2002 and received net federal and state income tax refunds of $739,000 and $6,910,000 in 2001 and 2000, respectively.

8. COMMITMENTS AND CONTINGENCIES

In February 2000, a class action lawsuit was filed against the Company in the state of Florida alleging that the Company failed to follow Florida law when it discontinued writing certain health insurance policies and offering new policies in 1998. Plaintiffs claim that the Company wrongfully terminated coverage, improperly notified insureds of conversion rights and charged improper premiums for new coverage. Plaintiffs also allege that the Company's renewal rating methodology violated Florida law. On April 24, 2002, a Circuit Court Judge ruled against the Company and ordered the question of damages be tried at a later date. The damages portion of the lawsuit has not yet been scheduled.

In a separate administrative proceeding involving substantially similar issues, the Florida Department of Insurance issued an administrative complaint against the Company in May 2001 challenging the Company's rating and other practices in Florida relating to its MedOne^{SM} products for individuals and their families. MedOne^{SM} products sold by the Company in Florida are written pursuant to a group master policy issued to an association domiciled in another state. In a recommended order entered April 25, 2002, the Administrative Law Judge held that the evidence presented by the Florida Department of Insurance did not support a conclusion that the Company had violated any provisions of Florida law. The Administrative Law Judge recommended that all counts of the Department's administrative complaint be dismissed. On July 24, 2002, the Florida Department of Insurance issued a final order affirming the recommendations from the Administrative Law Judge with respect to six of eight counts. Among other things, the final order affirmed that the policy issued to the association was exempt from most Florida rating requirements. However, the Department reversed the Administrative Law Judge's finding that the Company did not violate state law applicable to policies issued out of state, and ordered the suspension of the Company's license to sell new business in Florida for one year. The Department's order specifically permits the Company to continue to renew its existing business in Florida. On July 29, 2002, the First District Court of Appeals for the State of Florida stayed the order of the Florida Department of Insurance. The stay is effective until the Court of Appeals rules on the Company's request to overturn the order. Oral arguments were held before the appellate court on February 12, 2003. The Company is awaiting a ruling. The Company anticipates a reversal of the final order on appeal. The Company has voluntarily implemented a block rating system for all of its MedOne^{SM} products due to adverse publicity and misperceptions about the Company's rating practices.

The Company is a defendant in a number of lawsuits in various states, primarily Alabama, alleging misrepresentation of the rating methodology used by the Company with respect to certain MedOne^{SM} products purchased by the plaintiffs. These lawsuits commonly seek unspecified damages for misrepresentation and emotional distress in addition to punitive damages. Some of these cases involve multiple plaintiffs. The cases are in various stages of litigation. One or more of the cases could come to trial as early as the second quarter of 2003. The Company believes that these lawsuits are unfounded because the Company properly disclosed the nature of the products sold. The Company also believes the subject matter of the lawsuits falls under the primary jurisdiction of state insurance departments. The Company is vigorously defending itself in these actions.

The Company is involved in various other legal and regulatory actions occurring in the normal course of business. Based on current information, including consultation with outside counsel, management believes any ultimate liability that may arise from the above-mentioned and all other legal and regulatory actions would not materially affect the Company's consolidated financial position or results of operations. However, management's evaluation of the likely impact of these actions could change in the future and an unfavorable outcome could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow of a future period.

9. SHAREHOLDERS' EQUITY

Statutory Financial Information

State insurance laws and regulations prescribe accounting practices for determining statutory net income and equity for insurance companies. These regulations require, among other matters, the filing of financial statements prepared in accordance with statutory accounting practices prescribed or permitted for insurance companies. The combined statutory capital and surplus of the Company's insurance subsidiaries, United Wisconsin Life Insurance Company and American Medical Security Insurance Company of Georgia, at December 31, 2002 and 2001, was $157,487,000 and $155,629,000, respectively. The combined statutory net income of the Company's insurance subsidiaries was $13,150,000, $18,052,000 and $7,808,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

State insurance regulations also require the maintenance of a minimum compulsory surplus based on a percentage of premiums written. At December 31, 2002, the Company's insurance subsidiaries were in compliance with these compulsory regulatory requirements.

Restrictions on Dividends From Subsidiaries

Dividends paid by the insurance subsidiaries to the parent Company are limited by state insurance regulations. The insurance regulator in the insurer's state of domicile may disapprove any dividend which, together with other dividends paid by an insurance company in the prior 12 months, exceeds the regulatory maximum, computed as the lesser of 10% of statutory surplus or total statutory net gain from operations as of the end of the preceding calendar year. In January 2003, regulatory approval was obtained, and a $2,000,000 dividend was paid to the parent company by an insurance subsidiary. Based upon the financial statements of the Company's insurance subsidiaries as of December 31, 2002, as filed with the insurance regulators, the additional aggregate amount available for dividend without regulatory approval is $11,300,000.

Shareholders' Rights Agreement

In August 2001, the Board of Directors of the Company adopted a shareholders' rights agreement (the "rights agreement") and declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company. When exercisable, each right entitles the registered holder to purchase from the Company a unit consisting of one ten-thousandth of a share of Series B Junior Cumulative Preferred Stock of the Company at a price of $30.00. The rights agreement, as amended, is designed to deter takeover initiatives not considered to be in the best interests of the Company's shareholders. In the event that a person or a group has become the beneficial owner of 16% or more of the common shares then outstanding, in certain circumstances the rights become exercisable, and each holder of a right will have the right to receive, upon exercise, common shares having a value equal to two times the exercise price of the right. The rights are redeemable by action of the Company's Board of Directors at any time prior to their becoming exercisable. The rights expire on August 20, 2011.

10. EMPLOYEE BENEFIT PLANS

Retirement Savings Plan

The Company's employees are included in a qualified defined contribution plan (the "Retirement Savings Plan") with profit sharing and discretionary savings provisions covering all eligible salaried and hourly employees. Participant contributions up to 6% of the participant's compensation were matched 70% by the Company in 2002 and 60% in 2001 and 2000. Profit sharing contributions to the Retirement Savings Plan are determined annually by the Company. Participants vest in Company contributions in three years. The Company recognized expense associated with the Retirement Savings Plan of $3,711,000, $1,881,000 and $1,944,000 in 2002, 2001 and 2000, respectively. For 2002, the expense includes a profit sharing contribution of approximately $1,300,000, or 2% of eligible wages. No profit sharing contributions were made in 2001 or 2000.

Nonqualified Executive Retirement Plan

The Company has a nonqualified executive retirement plan (the "Nonqualified Plan") to provide key management with the opportunity to accumulate deferred compensation which cannot be accumulated under the Retirement Savings Plan due to compensation limitations imposed by the Internal Revenue Service. The Nonqualified Plan is funded through a rabbi trust and has contribution and investment options similar to those of the Retirement Savings Plan. The Company recognized expense associated with the Nonqualified Plan of $116,000, $53,000 and $77,000 during 2002, 2001 and 2000, respectively.

Stock Based Compensation Plans

The Company has a stock-based compensation plan, the Equity Incentive Plan (the "Plan"), for the benefit of eligible employees and directors of the Company. The Plan permits the grant of nonqualified stock options ("NQSO"), incentive stock options, stock appreciation rights, restricted stock awards and performance awards. Persons eligible to participate in the Plan include all full-time active employees and outside directors of the board of directors. The Plan allows for the granting of up to 4,000,000 shares of which 448,113 shares are available for grant as of December 31, 2002. The Company's 1995 Director Stock Option Plan also permits the grant of NQSOs. The plan allows for the granting of up to 75,000 shares of which 9,000 shares are available for grant as of December 31, 2002.

The terms of incentive stock options and nonqualified stock options granted under the Plan cannot exceed more than 10 and 12 years, respectively, and the option exercise price generally cannot be less than the fair market value of the Company's common stock on the date of grant. Incentive stock options and NQSOs are not exercisable in any event prior to six months following the grant date. The Company's outstanding NQSOs generally vest 25% per year for employees and 33.3% per year for directors beginning on the first anniversary of the date of grant and each subsequent anniversary date thereafter provided the employee or director remains in service.

Stock appreciation rights generally have a grant price at least equal to 100% of the fair market value of the Company's common stock. The term of the stock appreciation rights cannot exceed 12 years. Stock appreciation rights are not exercisable prior to six months following the grant date.

Restricted stock generally may not be sold or otherwise transferred for certain periods based on the passage of time, the achievement of performance goals or the occurrence of other events. However, participants may exercise full voting rights and are entitled to receive all dividends and other distributions with respect to restricted stock. Restricted stock does not vest prior to six months following the date of grant.

The Company has a deferred compensation plan for the benefit of certain outside directors of the Company who wish to defer the receipt of eligible compensation which they may otherwise be entitled to receive from the Company. Directors who choose to participate in the plan may elect to have their deferred compensation credited to, in whole or in part, either an interest account or a Company stock unit account.

During 1998, the Company and a key executive entered into a deferred stock agreement. Under the agreement the Company has an obligation to issue 73,506 shares of the Company's common stock in the year after employment terminates. The Company incurred expense of $197,000 in 2002 and $225,000 in each of the two years ended 2001 and 2000 related to this agreement.

On July 9, 2001, the Company and a key executive entered into a restricted stock agreement. Under the agreement, the Company granted the executive 25,000 shares of common stock, subject to certain rights and restrictions, in exchange for the surrender for cancellation of 443,857 shares of the executive's nonqualified stock options. The 25,000 shares of restricted stock vested in December 2001 upon the occurrence of certain triggering events, as specified under the restricted stock agreement. The Company incurred expense of $139,000 during 2001 related to this agreement.

Stock option activity for all plans is as follows:

	Year ended December 31,		
	2002	2001	2000
Total number of NQSOs			
Outstanding at beginning of year	3,243,767	3,460,130	2,809,143
Granted	245,000	426,000	715,000
Exercised	(350,459)	(26,756)	-
Forfeited	(215,816)	(615,607)	(64,013)
Outstanding at end of year	2,922,492	3,243,767	3,460,130
Exercisable at end of year	2,004,846	1,826,017	1,807,963
Available for grant at end of year	457,113	486,297	296,690
Weighted average exercise price of NQSOs			
Outstanding at beginning of year	$9.11	$9.86	$11.10
Granted – Exercise price equals market price on grant date	12.24	9.97	5.28
Granted – Exercise price is less than market price on grant date	-	-	-
Granted – Exercise price exceeds market price on grant date	-	-	-
Exercised	8.53	5.15	-
Forfeited	11.27	14.09	13.14
Outstanding at end of year	9.28	9.11	9.86
Exercisable at end of year	9.48	10.33	12.60
NQSOs by exercise price range			
Range of exercise prices	$ 3.01 - $8.88	$ 3.01 - $8.88	$ 3.01 - $8.88
Weighted average exercise price	$5.85	$5.75	$5.71
Weighted average remaining contractual life (years)	10.33	10.08	11.03
Exercisable at end of year	775,396	605,954	260,877
Outstanding at end of year	1,165,000	1,471,454	1,571,960
Weighted average exercise price of options exercisable at end of year	$5.94	$5.77	$5.64
Range of exercise prices	$10.20 - $14.38	$10.20 - $14.38	$10.25 - $14.38
Weighted average exercise price	$11.18	$11.07	$11.54
Weighted average remaining contractual life (years)	9.16	8.78	8.75
Exercisable at end of year	1,114,602	964,984	848,151
Outstanding at end of year	1,637,644	1,517,234	1,189,234
Weighted average exercise price of options exercisable at end of year	$13.45	$11.48	$11.66
Range of exercise prices	$15.34 - $22.74	$15.76 - $22.74	$15.76 - $22.74
Weighted average exercise price	$16.74	$16.83	$16.33
Weighted average remaining contractual life (years)	7.66	6.45	7.48
Exercisable at end of year	114,848	255,079	698,936
Outstanding at end of year	119,848	255,079	698,936
Weighted average exercise price of options exercisable at end of year	$16.80	$16.83	$16.33

11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial data for the years ended December 31, 2002 and 2001 are as follows:

(Thousands, except per share data)	Quarter				
	First	Second	Third	Fourth	Total
2002					
Total revenues	$ 203,744	$ 199,572	$ 195,710	$ 190,503	$ 789,529
Income before cumulative effect of a change in accounting principle	5,430	5,241	5,738	6,077	22,486
Net income (loss)	(54,668)	5,241	5,738	6,077	(37,612)
Earnings per common share – basic:					
Income before cumulative effect of a change in accounting principle	$ 0.39	$ 0.42	$ 0.45	$ 0.47	$ 1.72
Net income (loss)	$ (3.96)	$ 0.42	$ 0.45	$ 0.47	$ (2.88)
Earnings per common share – diluted:					
Income before cumulative effect of a change in accounting principle	$ 0.37	$ 0.38	$ 0.42	$ 0.45	$ 1.63
Net income (loss)	$ (3.77)	$ 0.38	$ 0.42	$ 0.45	$ (2.72)
2001					
Total revenues	$ 232,258	$ 223,306	$ 213,388	$ 207,669	$ 876,621
Net income (loss)	(5,140)	1,466	3,504	4,345	4,175
Net income (loss) per common share:					
Basic	(0.36)	0.10	0.25	0.31	0.30
Diluted	(0.36)	0.10	0.25	0.30	0.29

12. SEGMENTS OF THE BUSINESS

The Company has two reportable segments: 1) health insurance products; and 2) life insurance products. The Company's health insurance products consist of the following coverages related to small group PPO products: MedOne^{SM} and small group medical, self-funded medical, dental and short-term disability. Life products consist primarily of group term life insurance. The "All Other" category includes operations not directly related to the business segments and unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt, amortization of goodwill and intangibles and unallocated overhead expenses). The reportable segments are managed separately because they differ in the nature of the products offered and in profit margins.

The Company evaluates segment performance based on income or loss before income taxes, excluding gains and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Significant intercompany transactions have been eliminated prior to reporting reportable segment information.

Selected financial data for the Company by segment is as follows:

YEAR ENDED DECEMBER 31, 2002:

(Thousands)	Health Insurance	Life Insurance	All Other	Total Consolidated
REVENUES				
Insurance premiums	$ 740,677	$ 13,780	$ 3	$ 754,460
Net investment income	6,671	559	7,775	15,005
Net realized investment gains	-	-	39	39
Other revenue	16,609	113	3,303	20,025
Total revenues	763,957	14,452	11,120	789,529
EXPENSES				
Medical and other benefits	503,180	4,006	19	507,205
Selling, general and administrative	227,000	4,559	11,025	242,584
Interest	-	-	1,848	1,848
Amortization of other intangibles	-	-	730	730
Total expenses	730,180	8,565	13,622	752,367
Income (loss) before income taxes and cumulative effect of a change in accounting principle	$ 33,777	$ 5,887	$ (2,502)	$ 37,162
As of December 31, 2002:				
Segment assets	$ 225,502	$ 39,452	$ 163,986	$ 428,940

YEAR ENDED DECEMBER 31, 2001:

(Thousands)	Health Insurance	Life Insurance	All Other	Total Consolidated
REVENUES				
Insurance premiums	$ 820,658	$ 17,424	$ 590	$ 838,672
Net investment income	9,197	656	7,590	17,443
Net realized investment losses	-	-	(779)	(779)
Other revenue	17,272	154	3,859	21,285
Total revenues	847,127	18,234	11,260	876,621
EXPENSES				
Medical and other benefits	595,811	6,334	(203)	601,942
Selling, general and administrative	244,453	5,446	7,843	257,742
Interest	-	-	2,877	2,877
Amortization of goodwill and other intangibles	-	-	3,628	3,628
Total expenses	840,264	11,780	14,145	866,189
Income (loss) before income taxes	$ 6,863	$ 6,454	$ (2,885)	$ 10,432
As of December 31, 2001:				
Segment assets	$ 299,149	$ 41,939	$ 131,927	$ 473,015

YEAR ENDED DECEMBER 31, 2000:

(Thousands)	Health Insurance	Life Insurance	All Other	Total Consolidated
REVENUES				
Insurance premiums	$ 907,722	$ 22,578	$ 20,771	$ 951,071
Net investment income	9,513	638	8,856	19,007
Net realized investment losses	-	-	(325)	(325)
Other revenue	16,115	217	3,780	20,112
Total revenues	933,350	23,433	33,082	989,865
EXPENSES				
Medical and other benefits	700,511	7,781	16,321	724,613
Selling, general and administrative	235,649	6,581	9,537	251,767
Interest	-	-	3,584	3,584
Amortization of goodwill and other intangibles	-	-	3,785	3,785
Total expenses	936,160	14,362	33,227	983,749
Income (loss) before income taxes	$ (2,810)	$ 9,071	$ (145)	$ 6,116
As of December 31, 2000:				
Segment assets	$ 292,279	$ 43,880	$ 135,764	$ 471,923

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information required by this item with respect to directors and executive officers is incorporated herein by reference to the information included under the headings " Proposal 1 - Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders scheduled for May 21, 2003 (the "2003 Proxy Statement") and the information under the heading "Executive Officers of the Registrant" in Part I of this report. The 2003 Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year.

Item 11. Executive Compensation

Information required by this item is included under the headings "Executive Compensation" and "Election of Directors -- Compensation of Directors" in the 2003 Proxy Statement, which sections are hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is included under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2003 Proxy Statement, which sections are hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions

Information required by this item is included under the heading "Certain Transactions" in the 2003 Proxy Statement, which section is hereby incorporated by reference.

Item 14. Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported on a timely basis. The Company's principal executive officer and principal financial officer have reviewed and evaluated the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in bringing to their attention on a timely basis material information relating to the Company required to be included in the Company's periodic SEC filings. Since the Evaluation Date, there have not been any significant changes in the internal controls of the Company, or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1 and 2. *Financial Statements and Financial Statement Schedules*

Page in Form 10-K Report

The following consolidated financial statements of American Medical Security Group, Inc. and subsidiaries are included in Item 8:

Page in Form 10-K Report

The following financial statement schedules of American Medical Security Group, Inc. and subsidiaries are included in Item 15(d):

All other schedules for which provision is made in applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. *Exhibits*

See the Exhibit Index included as the last page of this report, which is incorporated herein by reference. Each management contract and compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following its exhibit number.

(b) *Reports on Form 8-K*

No reports on Form 8-K were filed during the fourth quarter of 2002.

(c) *Exhibits*

See the Exhibit Index following the Certification pages of this report.

(d) *Financial Statement Schedules*

The financial statement schedules referenced in Item 15(a) are as follows.

Schedule II

AMERICAN MEDICAL SECURITY GROUP, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS

(Thousands)	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 972	$ 3,137
Other assets:		
Investment in consolidated subsidiaries	175,835	250,794
Goodwill and other intangibles, net	34,998	19,666
Due from affiliates	4,388	-
Other assets	510	239
Total other assets	215,731	270,699
Total assets	$ 216,703	$ 273,836
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Notes payable	$ 30,158	$ 35,158
Taxes payable	2,819	7,821
Due to affiliates	-	634
Other liabilities	976	823
Total liabilities	33,953	44,436
Shareholders' equity:		
Common stock	16,654	16,654
Paid-in capital	189,813	187,927
Retained earnings	2,858	40,470
Accumulated other comprehensive income	7,646	1,903
Treasury stock	(34,221)	(17,554)
Total shareholders' equity	182,750	229,400
Total liabilities and shareholders' equity	$ 216,703	$ 273,836

AMERICAN MEDICAL SECURITY GROUP, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF OPERATIONS

(Thousands)	Year ended December 31, 2002	2001	2000
REVENUES			
Fees from consolidated subsidiaries	$ 4,752	$ 4,427	$ 4,139
Other revenue	27	103	140
Total revenues	4,779	4,530	4,279
EXPENSES			
General and administrative	3,068	563	430
Interest	1,458	2,377	2,972
Amortization of goodwill and other intangibles	365	563	563
Total expenses	4,891	3,503	3,965
Income (loss) before the following items	(112)	1,027	314
Income tax expense	1,777	874	154
Income (loss) before the following items	(1,889)	153	160
Equity in net income of subsidiaries	24,375	4,022	2,509
Income before cumulative effect of a change in accounting principle	22,486	4,175	2,669
Cumulative effect of a change in accounting principle	(60,098)	-	-
Net income (loss)	$ (37,612)	$ 4,175	$ 2,669

AMERICAN MEDICAL SECURITY GROUP, INC.
(Parent Company Only)

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS

(Thousands)	Year ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ (37,612)	$ 4,175	$ 2,669
Adjustments to reconcile net income (loss)			
to net cash provided by operating activities:			
Due from affiliates	(5,022)	-	-
Cumulative effect of change in accounting principle	60,098	-	-
Equity in net income of subsidiaries	(24,375)	(4,022)	(2,509)
Dividends received from subsidiaries	25,000	-	16,400
Amortization of intangibles	365	563	563
Deferred income tax expense (benefit)	(38)	72	186
Changes in operating accounts:			
Net other assets and liabilities	969	2,481	(7,622)
Net cash provided by operating activities	19,385	3,269	9,687
INVESTING ACTIVITIES			
Net cash used in investing activities	-	-	-
FINANCING ACTIVITIES			
Issuance of common stock	2,990	413	4
Purchase of treasury stock	(19,540)	(2,216)	(8,292)
Proceeds from notes payable borrowings	30,158	-	39,158
Repayment of notes payable	(35,158)	-	(39,158)
Net cash used in financing activities	(21,550)	(1,803)	(8,288)
Cash and cash equivalents:			
Net increase (decrease) during year	(2,165)	1,466	1,399
Balance at beginning of year	3,137	1,671	272
Balance at end of year	$ 972	$ 3,137	$ 1,671

AMERICAN MEDICAL SECURITY GROUP, INC.

SUPPLEMENTARY INSURANCE INFORMATION

Segment *(Thousands)*	Deferred Policy Acquisition Costs	Medical and Other Benefits Payable	Advance Premiums	Other Policyholder Funds
December 31, 2002:				
Health	$ -	$ 123,797	$ 14,412	$ -
Life	-	10,570	788	-
All Other	-	112	-	-
Total	$ -	$ 134,479	$ 15,200	$ -
December 31, 2001:				
Health	$ -	$ 125,834	$ 15,912	$ -
Life	-	9,480	825	-
All Other	-	190	-	-
Total	$ -	$ 135,504	$ 16,737	$ -
December 31, 2000:				
Health	$ -	$ 133,001	$ 16,814	$ -
Life	-	9,924	754	-
All Other	-	2,385	-	-
Total	$ -	$ 145,310	$ 17,568	$ -

Segment *(Thousands)*	Premium Revenue	Net Investment Income	Medical and Other Benefit Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
December 31, 2002:						
Health	$ 740,677	$ 6,671	$ 503,180	$ -	$ 227,000	$ 739,177
Life	13,780	559	4,006	-	4,559	
All Other	3	7,775	19	-	11,025	3
Total	$ 754,460	$ 15,005	$ 507,205	$ -	$ 242,584	
December 31, 2001:						
Health	$ 820,658	$ 9,197	$ 595,811	$ -	$ 244,453	$ 819,756
Life	17,424	656	6,334	-	5,446	
All Other	590	7,590	(203)	-	7,843	590
Total	$ 838,672	$ 17,443	$ 601,942	$ -	$ 257,742	
December 31, 2000:						
Health	$ 907,722	$ 9,513	$ 700,511	$ -	$ 235,649	$ 908,365
Life	22,578	638	7,781	-	6,581	
All Other	20,771	8,856	16,321	-	9,537	20,771
Total	$ 951,071	$ 19,007	$ 724,613	$ -	$ 251,767	

Schedule IV

AMERICAN MEDICAL SECURITY GROUP, INC.

REINSURANCE

(Thousands)	Direct Business	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage Of Amount Assumed to Net
Year Ended December 31, 2002:					
Life insurance in force	$ 8,101,953	$ 6,114,861	$ -	$ 1,987,092	0.0%
Premiums:					
Accident and Health	741,610	1,973	1,043	740,680	0.1%
Life	14,013	233	-	13,780	0.0%
Total Premiums	755,623	2,206	1,043	754,460	0.1%
Year Ended December 31, 2001:					
Life insurance in force	$ 9,351,321	$ 6,913,662	$ -	$ 2,437,659	0.0%
Premiums:					
Accident and Health	821,994	2,259	1,513	821,248	0.2%
Life	17,695	273	2	17,424	0.0%
Total Premiums	839,689	2,532	1,515	838,672	0.2%
Year Ended December 31, 2000:					
Life insurance in force	$14,839,256	$11,412,772	$ 1,942	$3,428,426	0.1%
Premiums:					
Accident and Health	922,087	2,236	8,642	928,493	0.9%
Life	22,782	287	83	22,578	0.4%
Total Premiums	944,869	2,523	8,725	951,071	0.9%

Schedule V

AMERICAN MEDICAL SECURITY GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

(Thousands)	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2002:				
Allowance for bad debts	$ 1,292	$ -	$ 1,172	$ 120
Valuation allowance for deferred taxes	5,394	13	48	5,359
Total	$ 6,686	$ 13	$ 1,220	$ 5,479
Year ended December 31, 2001:				
Allowance for bad debts	$ 344	$ 1,250	$ 302	$ 1,292
Valuation allowance for deferred taxes	3,861	1,810	277	5,394
Total	$ 4,205	$ 3,060	$ 579	$ 6,686
Year ended December 31, 2000:				
Allowance for bad debts	$ 651	$ 7	$ 314	$ 344
Valuation allowance for deferred taxes	3,549	398	86	3,861
Total	$ 4,200	$ 405	$ 400	$ 4,205

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN MEDICAL SECURITY GROUP, INC.

Date: March 14, 2003

By: /s/ SAMUEL V. MILLER
Samuel V. Miller, Chairman, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.*

Signature	Title
/s/ SAMUEL V. MILLER Samuel V. Miller	Chairman of the Board, President and Chief Executive Officer; Director
/s/ JAMES E. PROCHNOW James E. Prochnow	Vice President, Corporate Controller and Interim Treasurer (Principal Financial Officer and Corporate Controller)
/s/ ROGER H. BALLOU Roger H. Ballou	Director
/s/ W. FRANCIS BRENNAN W. Francis Brennan	Director
/s/ MARK A. BRODHAGEN Mark A. Brodhagen	Director
/s/ JAMES C. HICKMAN James C. Hickman	Director
/s/ WILLIAM R. JOHNSON William R. Johnson	Director
/s/ EUGENE A. MENDEN Eugene A. Menden	Director
/s/ EDWARD L. MEYER, JR Edward L. Meyer, Jr.	Director
/s/ MICHAEL T. RIORDAN Michael T. Riordan	Director
/s/ H.T. RICHARD SCHREYER H.T. Richard Schreyer	Director
/s/ FRANK L. SKILLERN Frank L. Skillern	Director
/s/ J. GUS SWOBODA J. Gus Swoboda	Director

*Each of the above signatures is affixed as of March 14, 2003.

CERTIFICATIONS

I, Samuel V. Miller, certify that:

1. I have reviewed this annual report on Form 10-K of American Medical Security Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ Samuel V. Miller
Chief Executive Officer

I, James E. Prochnow, certify that:

1. I have reviewed this annual report on Form 10-K of American Medical Security Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 14, 2003

/s/ James E. Prochnow
Vice President, Corporate Controller and Interim Treasurer
(Principal Financial Officer)

AMERICAN MEDICAL SECURITY GROUP, INC.
(Commission File No. 1-13154)

EXHIBIT INDEX
to
FORM 10-K ANNUAL REPORT
for the year ended December 31, 2002

Exhibit Number	Document Description	Incorporated Herein by Reference to	Filed Herewith
2.1	Distribution and Indemnity Agreement between United Wisconsin Services, Inc., now known as American Medical Security Group, Inc. ("AMSG f/k/a UWS or Registrant") and Newco/UWS, Inc. ("Newco/UWS") dated as of September 11, 1998	Exhibit 2.1 to Newco/UWS' Registration Statement on Form 10, as amended (File No. 1-14177)	
2.2	Employee Benefits Agreement dated as of September 11, 1998, by and between AMSG f/k/a UWS and Newco/UWS	Exhibit 10.1 to Newco/UWS' Registration Statement on Form 10, as amended (File No. 1-14177)	
2.3	Tax Allocation Agreement, entered into as of September 11, 1998, by and between AMSG f/k/a UWS and Newco/UWS	Exhibit 10.2 to Newco/UWS' Registration Statement on Form 10, as amended (File No. 1-14177)	
3.1(a)	Restated Articles of Incorporation of Registrant dated as of February 17, 1999	Exhibit 3.1 to the Registrants Form 10-K for the year ended December 31, 1998 (the "1998 10-K")	
3.1(b)	Articles of Amendment to Restated Articles of Incorporation with Respect to Designation, Preferences, Limitations and Relative Rights of Series B Junior Cumulative Preferred Stock	Exhibit 3 to the Registrant's Form 10-Q for the quarter ended June 30, 2001.	
3.2	Bylaws of Registrant as amended and restated November 19, 2002		X
4.1(a)	Credit Agreement dated as of December 30, 2002, (the "Credit Agreement") among the Registrant, LaSalle Bank National Association and other Lenders		X

Exhibit Number	Document Description	Incorporated Herein by Reference to	Filed Herewith
4.2(a)	Rights Agreement, dated as of August 9, 2001, between American Medical Security Group, Inc. and Firstar Bank, N.A., as Rights Agents (the "Rights Agreement') including the form of Rights Certificate as Exhibit B thereto	Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed August 14, 2001 and Exhibit 4 to the Registrant's Current Report on Form 8-K dated August 9, 2001, and filed on August 14, 2001	
4.2(b)	Appointment and Assumption Agreement dated December 17, 2001, between the Registrant and Firstar Bank, N.A., appointing LaSalle Bank, N.A. as Rights Agent for the Rights Agreement	Exhibit 4.2 to the Registrant's Form 8-K dated February 1, 2002 (the "2/1/02 8-K")	
4.2(c)	Amendment dated as of February 1, 2002, to the Rights Agreement	Exhibit 4.1 to 2/1/02 8-K	
4.2(d)	Amendment dated as of June 4, 2002, to the Rights Agreement	Exhibit 4.4(d) to the Registrant's Form 8-K dated June 4, 2002, and filed on June 19, 2002 (the "6/4/02 8-K")	
10.1*	Equity Incentive Plan as amended and restated November 29, 2001	Exhibit 10.1 to Registrant's Form 10-K for the year ended December 31, 2001 (the "2001 10-K")	
10.2*	Form of Nonqualified Stock Option Award Agreement for Officers	Exhibit 10.2 to 1998 10-K	
10.3*	Form of Nonqualified Stock Option Award Agreement for Directors	Exhibit 10.3 to Registrant's Form 10-K for the year ended December 31, 1999 (the "1999 10-K")	
10.4*	Deferred Stock Agreement between the Registrant and Samuel V. Miller	Exhibit 10.3 to 1998 10-K	
10.5*	1995 Director Stock Option Plan as amended November 29, 2001	Exhibit 10.5 to 2001 10-K	
10.6*	Directors Deferred Compensation Plan adopted November 17, 1999	Exhibit 10.6 to 1999 10-K	
10.7*	Voluntary Deferred Compensation Plan as Amended and Restated effective September 25, 1998	Exhibit 10.7 to 1999 10-K	
10.8(a)*	Deferred Compensation Trust	Exhibit 10.48 to the Registrant's Form 10-K for the year ended December 31, 1997	

Exhibit Number	Document Description	Incorporated Herein by Reference to	Filed Herewith
10.8(b)*	First Amendment to the Deferred Compensation Trust	Exhibit 10.9 to 1999 10-K	
10.9*	Restricted Stock Agreement with Chief Executive Officer dated July 9, 2001	Exhibit 10 to the Registrant's Form 10-Q for the quarter ended September 30, 2001	
10.10*	Executive Reimbursement Group Insurance Policy	Exhibit 10.8 to 1998 10-K	
10.11*	Change of Control Severance Benefit Plan as amended and restated November 29, 2001	Exhibit 10.11(b) to 2001 10-K	
10.12*	Severance Benefit for Certain Executive Officers	Exhibit 10.10 to 1998 10-K	
10.13*	Executive Management Incentive Program effective January 1, 2002		X
10.14*	Executive Annual Incentive Plan as amended through February 19, 2003		X
10.15(a)*	Employment Agreement of Chief Executive Officer ("CEO") dated September 28, 2000	Exhibit 10 to the Registrant's Form 10-Q for the quarter ended September 30, 2000	
10.15(b)*	Amendment dated as of November 29, 2001 to Employment Agreement of CEO	Exhibit 10.15(b) to 2001 10-K	
10.16(a)*	Nonqualified Executive Retirement Plan effective April 1, 2000	Exhibit 10 to the Registrant's Form 10-Q for the quarter ended March 31, 2000	
10.16(b)*	Amendment No. 1 dated January 20, 2003 to Nonqualified Executive Retirement Plan		X
10.17	Registration Rights Agreement between the Registrant and Blue Cross Blue Shield United of Wisconsin ("BCBSUW") dated as of September 1, 1998	Exhibit 10.19 to 1998 10-K	
10.18	Agreement dated February 1, 2002, among the Company, Cobalt Corporation and BCBSUW concerning the Rights Agreement	Exhibit 10.1 to 2/1/02 8-K	

Exhibit Number	Document Description	Incorporated Herein by Reference to	Filed Herewith
10.19	Stock Purchase Agreement dated as of March 19, 2002 among the Registrant, Cobalt Corporation and BCBSUW.	Exhibit 10 to the Registrant's Form 8-K dated March 19, 2002, and filed March 20, 2002	
10.20	Underwriting Agreement, dated May 29, 2002, among the Registrant, BCBSUW and the Underwriters named on Schedule I thereto	Exhibit 10.4 to the 6/4/02 8-K	
10.21*	Retirement Agreement dated as of August 1, 2002 between the Registrant and Gary D. Guengerich	Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended September 30, 2002	
21	Subsidiaries of the Registrant		X
23	Consent of Ernst & Young LLP		X
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

* Indicates compensatory plan or arrangement.

Board of Directors

Samuel V. Miller[4,5]
Chairman of the Board, President and Chief Executive Officer of American Medical Security Group, Inc.

Roger H. Ballou[2,3,4]
President and Chief Executive Officer of CDI Corporation, a staffing and project management company

W. Francis Brennan[1,2,3]
Retired Executive Vice President of UNUM Corporation, a life and health insurance company

Mark A. Brodhagen, D.D.S.[5]
Founder and President of Brodhagen Dental Care

James C. Hickman[1,3,4]
Emeritus Professor and Emeritus Dean of the School of Business at the University of Wisconsin–Madison

William R. Johnson[5]
Chairman of Johansen Capital Associates, Inc., a financial and investment consulting firm

Eugene A. Menden[1,5]
Retired Vice President and Director of Marquette Medical Systems, Inc. (formerly Marquette Electronics, Inc.), a manufacturer of medical electronics products

Edward L. Meyer, Jr.[5]
Chairman of the Board of Anamax Corporation, a food by-products recycling company

Michael T. Riordan[2,3,4]
Former Chairman, President and Chief Executive Officer of Paragon Trade Brands, Inc., a disposable diaper manufacturer

H.T. Richard Schreyer[1]
Retired Partner of Ernst & Young LLP, a public accounting firm

Frank L. Skillern[2,3,4]
Retired Chairman and Chief Executive Officer of American Express Centurion Bank, a consumer bank located in Salt Lake City, Utah

J. Gus Swoboda[1]
Retired Senior Vice President of Wisconsin Public Service Corporation, an electric and gas utility company

1 Member of Audit Committee
2 Member of Compensation Committee
3 Member of Corporate Governance and Nominating Committee
4 Member of Executive Committee
5 Member of Finance Committee

Executive Team

Samuel V. Miller
Chairman, President and Chief Executive Officer

James C. Modaff
Executive Vice President and Chief Actuary

Thomas G. Zielinski
Executive Vice President of Operations

Timothy J. Moore
Senior Vice President of Corporate Affairs, General Counsel and Secretary

Timothy F. O'Keefe
Senior Vice President and Chief Marketing Officer

Clifford A. Bowers
Vice President, Corporate Communications

James E. Prochnow
Vice President, Corporate Controller and Interim Treasurer

John R. Wirch
Vice President, Human Resources

Investor Information

Analysts, investors and others seeking information about American Medical Security Group, Inc. should contact:

Clifford A. Bowers
Vice President, Corporate Communications
(920) 661-2766

Transfer Agent and Registrar

For services such as change of address, replacement of lost stock certificates or inquiries as to account status, please contact:

LaSalle Bank, N.A.
135 South LaSalle Street, Suite 1960
Chicago, IL 60603
(800) 246-5761

Corporate Offices

American Medical Security Group, Inc.
3100 AMS Boulevard
Green Bay, WI 54313

Mailing Address

P.O. Box 19032
Green Bay, WI 54307-9032

Internet Address

www.eAMS.com

Stock Listing

American Medical Security Group, Inc. is listed on the New York Stock Exchange. It is traded under the symbol AMZ.

Annual Meeting

The 2003 annual meeting of shareholders will be held at 11 a.m. (CDT) on May 21, 2003, at:

The Radisson Inn
2040 Airport Drive
Green Bay, WI 54313

Auditors

Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, WI 53202

This is not a solicitation for health insurance. For information on purchasing health insurance, call (800) 232-5432.

Notes




American
Medical Security Group

